A.T. Cross Company 2006 Annual Report







From left to right: new Apogee® finishes; Costa Del Mar Hammerhead™ sunglasses; our contemporary Verve® Collection; Costa Del Mar Ballast™ sunglasses

DEAR FELLOW SHAREHOLDERS:

2006 was a successful year for A.T. Cross. We delivered solid revenue growth and substantial profit improvement. We completed our "Cross into the Future" corporate restructuring program. We strengthened what was already an excellent balance sheet, and created momentum that we believe will pave the way for outstanding results during the remainder of the decade.

We are poised to deliver these results. After several years of transforming our Company, we are now completely focused on our strengths and will build upon them to drive growth and operating imporvement throughout the business.

Our Mission remains the same: *Cross exists to provide accessories that make everyday activities more special for consumers around the globe.* In 2006, this Mission Statement was a reliable guide as we built shareholder value. As we move into 2007, we are excited by our prospects and look forward to executing strategies and tactics that will profitably expand Cross' position in the global accessory market.

2006 RESULTS

2006 was a year of growth for A.T. Cross. Net sales increased 8% to $139 million. Both of our brands, Cross and Costa Del Mar, delivered meaningful revenue growth. Of special note is the performance of Costa, which grew 40% to $27 million. When we acquired Costa Del Mar in 2003, it was an $11 million brand. We felt that once it achieved $25 million in revenue, it would have reached sustainable critical mass. By growing at an annual rate of 29% over the last three years, Costa has reached its important milestone two years ahead of plan. It is a significant achievement upon which we will build.

Earnings per share increased from $0.03 to $0.22. Net income increased $2.9 million to $3.3 million as a result of the revenue growth and gross margin improvement of both our brands.

OUR STRENGTHS

Over the past several years, we have transformed our Company in a way that allows management to fully leverage our strengths. These strengths include:

- **I. Our brands – Cross® and Costa Del Mar®**
- **II. Innovation**
- ***III. Manufacturing and Sourcing***
- **IV. Global Distribution**

More specifically:

I. Our brands are our greatest assets.

- **Cross** is a global brand with a 160-year heritage. It enjoys a high level of brand awareness and strong equity around the world. Our consumers tell us that when they give or receive a Cross product, it is a positive experience. In 2006, we repositioned


MAR 2 6 2007
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From left to right: Costa Del Mar Stringer™ sunglasses; an assortment of customized business gift products; Costa Del Mar Switchfoot™ sunglasses; our fashionable Century® Colors Collection

the Cross brand to make it clearer to consumers that the Cross brand is unique because it is a complete collection of well-designed accessories for "where you work" (at the office, at home, on a plane, or in your car). The Cross brand is the foundation of our company, and it gives us the authority to seek out new sources of revenue in different categories and geographies across the globe.

- **Costa Del Mar** is one of the fastest-growing brands in the United States premium sunglass market. The authenticity of the product and its positioning to water sports enthusiasts has gained traction in Costa's home market of Florida. Serious male fishermen and boaters have supported the brand from the start. Women and college students are now beginning to enjoy Costa's benefits. The brand has considerable growth prospects demographically and geographically, and a management team ready to capitalize on these opportunities.

II. We constantly innovate.

- In both of our businesses, innovation is a constant. In 2006, 32% of the products that delivered Cross brand revenue were introduced since January 1, 2005. For Costa Del Mar, the figure was 30%. Both brands utilize highly skilled design and engineering teams as well as vendor resources to gather data from many sources to deliver compelling new products to our consumers. These new products are what drive our growth. As a result, each year as we build our annual plans, the area in which we invest most heavily is new product development. Innovation is one of our core competencies and we will aggressively pursue it as we continue to build the company.

III. Our manufacturing and sourcing capabilities are global and allow us to expand our margin while delivering high-quality products to consumers at reasonable prices.

- Over the last three years, we have worked to shift our Quality Writing Instrument (QWI) manufacturing to a low-cost, high-quality environment in Asia. At the beginning of the project, we indicated that this effort would save the Company $7 million annually and would deliver the high-quality products to which Cross brand consumers have become accustomed. We have accomplished this goal. 80% of Cross' core writing instruments are now assembled in our new Asia facility. The quality of the products meets and often exceeds the high standards we set for our brand. We are so impressed with the results that we have seen from our China facility that our operations team is now seeking ways to bring more processes "in house" in order to utilize this asset to maximum effect. High quality products at reasonable prices are what global consumers expect, and Cross is now better equipped than most in the QWI market to deliver on these expectations.







From left to right: our limited-edition Century®II Bahia for Spring 2006; Costa Del Mar Rincon™ sunglasses; Cross Town Hamptons Watches; Costa Del Mar Fathom™ sunglasses

Similarly, our global sourcing abilities are expanding. The Costa Del Mar team has a wide network of suppliers that provides components from Europe, Japan and the United States. Our Cross team sources goods from India, the United States, Europe and Asia. Our emerging capabilities in the sourcing area allow us to penetrate new categories with speed. In the coming years this strength will result in revenue growth and margin improvement. We have come a long way from the days when we built most of our product in one plant. As we expand our expertise, our goal will remain the same: to develop high-quality, innovative products that consumers consider worthy of carrying the Cross and Costa Del Mar brand names.

IV. Our global distribution network gives us access to consumers and ideas throughout the world.

- Cross competes in 120 countries. Approximately 47% of our revenue is now generated outside of the United States. Our global network of subsidiaries, business partners, customers and consumers assists us in identifying and developing opportunities for growth. It provides a platform from which to launch new products, access new categories and seek out and leverage acquisitions that will grow our company. Our global infrastructure is robust and can support and deliver more value. In the years to come, we will vigorously pursue opportunities that will leverage our global infrastructure.

OUR STRATEGIES

Last year we identified three key strategies that we felt were the path to greater shareholder value:

I. **Grow the Cross brand** by reshaping our approach to the QWI market and by developing compelling new brand extensions
II. **Lower our QWI cost structure** by completing our "Cross into the Future" program
III. **Grow our Costa Del Mar polarized sunglass business** as we look to become a larger competitor in the growing premium sunglass market

We made progress on each of these strategies.

I. Grow the Cross brand: In 2006, the Cross brand grew 4%, slightly more than our entire QWI segment, which also includes the licensed Bill Blass® brand and private label products we make for other companies. The Cross brand grew as we: continued to innovate, delivering $18 million of new products to market; penetrated new categories such as leather goods, timepieces and Readers; invested in greater retail presence with our global shop-in-shop initiative; and built our relationship with consumers via our cross.com website and our in home catalog program.

The growth we saw from the Cross brand in 2006 was encouraging and necessary. For our company to continue to improve we need to sustain the growth of the

Cross brand. While the QWI category is mature we intend to overcome this environment by growing share and entering new categories. The growth of the Cross brand is a constant focus and we will aggressively pursue it.

II. Lower our QWI cost structure: As discussed above, 2006 marked the end of our "Cross into the Future" restructuring program. In summary, since 2003 we have removed approximately $11 million of manufacturing and administrative costs from the business. The program was a success in that it brings us into the latter part of the decade with an efficient manufacturing and administrative environment that will provide significant operating leverage as we build our revenue.

We will continue to seek ways to make our cost structure more efficient, but the "Cross into the Future" program is closed and should be considered a success.

III. Grow the Costa Del Mar brand: In 2006, Costa Del Mar delivered explosive growth! The combination of exciting new products, an expanding consumer base,




SPENSER'S
POETICAL
WORKS
SHAKESPEARE

From left to right: Costa Del Mar Hammerhead™ sunglasses; Cross BIZBAGS, a new product category; Costa Del Mar Bahia Mar™ sunglasses; Calais, one of our best sellers for office superstores

which now includes not only male fishing enthusiasts but college students and women, and a greater presence outside the core market of the southeastern United States, brought this brand to the forefront of the premium sunglass industry. Since we acquired Costa, its growth has been spectacular. Given Costa's terrific management team and the fact that the team has a clear vision and a desire to create something special, we will continue to invest in the growth of this brand and our optical segment. We know how to win in this market and that is what we will do.

A fourth strategy, new this year, is Acquisition.

Given our improved financial results, the success of the Costa Del Mar acquisition and the fact that we have very little debt on our balance sheet, we believe it is time we placed greater emphasis and resources toward making another successful acquisition for the Company. The Cross and Costa Del Mar brands have capability within their infrastructures to absorb additional businesses. Within Cross, we would like to penetrate the leather goods market to a greater degree. For Costa, we would like to add to the portfolio a brand that gives us a greater share of the sport sunglass market. These will be our areas of focus in 2007. While the consummation of a deal is not highly predictable, the well thought-out pursuit of a deal is. We will strive to achieve both in 2007.

OUR FUTURE

In the past several years, our company has been transformed. We have moved from being a one-brand company competing in one category to a streamlined, global accessory business with two growing brands and excellent prospects. While this transformation has been difficult, it was necessary. We enter the last part of the decade with our restructuring behind us and solid prospects for meaningful growth in revenue and earnings.

We would like to thank the employees and business associates of A.T. Cross. Their unyielding desire to make ours a better company sustained energy and morale through our time of transformation. Thanks to their efforts, we are now moving forward with confidence and speed, and we look forward to working with them as we successfully build our company.

David G. Whalen
President
Chief Executive Officer

Russell A. Boss
Chairman




NEW YORK

From left to right: new Cross® Townsend finishes; the compact Autocross Pen; Aventura, one of our popular business gift items; the Classic Century®II Collection

CROSS BRAND: THE BEGINNING OF THE FUTURE

2006 saw what we believe is the beginning of the Cross brand renaissance. Many of the programs initiated over the past twelve months helped to halt the brand's sales decline and began to drive growth. Our product offering has been refreshed, and we have implemented a systematic process for continually updating our assortment with profitable new products while eliminating those existing products that have run through their life cycle. We successfully introduced, and will continue to introduce, new categories under the Cross brand name. In 2006, we began to implement significant improvements to our presentation at point-of-sale, which greatly enhanced the brand's premium positioning. Finally, we began to achieve some critical mass in our direct-to-consumer initiatives. These results led to growth in the Cross brand in 2006 and will continue to support growth in future years.

THE NEW CROSS PRODUCT ASSORTMENT

In 2005, we set out to revamp our writing instrument portfolio by retiring a number of poorly performing products while introducing a significant amount of contemporary-styled selections intended to strike a chord with our target consumer. To support this new product program, we increased investment in our design, development and engineering resources. The investment has paid off: in 2006, we brought to market the most new products in our company's history, surpassing the record set the prior year. Now, two years after we began our new product initiative, 32% of total Cross brand sales are from products that did not exist before 2005.

We continued with our stated strategy to attract new consumer groups with fresh product collections, and to introduce new finishes to existing product collections to keep them relevant to our increasingly style-driven consumer. We introduced two major new collections and refreshed just about every existing writing instrument collection in 2006.

The Aventura™ Collection

The Aventura Collection launched in spring to address the desire of our business gift and office superstore consumers for a modern, affordable resin pen under the Cross brand name. Both target markets have responded well to the collection's uniquely raked cap design, deep colors and wide center ring. Available in a ball pen, rollerball and fountain pen, Aventura has quickly become a top-seller.

The Autocross™ Pen Collection

Cross popularized the pocket pen category in 2000 with the enormously successful introduction of ion®. In 2006, we reinforced our leadership position in this category with the late summer launch of the Autocross Pen. Wrapped in supple tumbled leather, the Autocross Pen fits easily in any pocket or handbag. Its smooth-writing ball point is propelled by a unique bi-directional chrome cap, which is engraved with a striking geometric pattern.





From left to right: Cross Executive Collection Watches; Cross Seasonal Tote Bags; Cross Precision Readers; the successful Autocross Leather Collection™

The Autocross Pen has become a must-have for stylish men and women who want their choice of writing instruments to make a definitive fashion statement.

Other Key Writing Instrument Introductions

We supplemented the new collections that we launched in 2006 with many significant additions to our existing product collections. In spring, we updated Cross' iconic Century Collection with the launch of the Colors Collection, which presents our famous narrow-bodied silhouette in five fashion colors. Our Century II Collection was refreshed with the introduction of a spring and fall collection of stylish, limited-edition pens finished with a proprietary sublimated printing process. We launched two new Century II fashion colors as well. The ATX® Collection also saw the introduction of updated colors during the spring and fall seasons. Our wide-bodied Cross Townsend® Collection was invigorated by the introduction of two new styles sporting engraving patterns coated with a rich European lacquer. Finally, after our successful launch of Apogee last year, we added three exciting new finishes to this rapidly growing collection in the fall.

Extending the Brand

Extending the Cross brand beyond writing instruments is a critical component in our efforts to gain incremental retail shelf space. All of our extension efforts are guided by our desire to supply our target consumer with a broad and unique array of well-designed business accessories. In 2006, we achieved two major breakthroughs in our extension initiative: we nearly doubled sales of the Precision *Reading Glass Collection* introduced in 2005, and we had a runaway success with the spring launch of our new Autocross Leather Accessory Collection. Together, these two new collections generated 5% of global Cross brand sales in 2006 and are poised for continued explosive growth in 2007.

Supplementing these two major extension efforts were our test offerings in the timepiece, desk accessory, stationery and business bag categories. These new products were launched in a limited manner in our direct-to-consumer channel and in select wholesale accounts. We will evaluate these tests to determine the next major Cross brand category extensions for 2007.

COMMUNICATING THE BRAND AT POINT OF SALE

We believe that the most efficient way to communicate the new Cross brand positioning is by changing the way that our products are presented in our current distribution channels. Our new, unique fixturing and visual merchandising message speaks directly to those target consumers most likely to buy our products: customers already in pen departments shopping for a new writing instrument. In 2005, we experimented with a new fixture design based on successful consumer response to our retail test stores in Boston. In 2006, we incorporated this new design into a brand-enhancing shop-in-shop concept that we rolled out to key doors in Europe, Asia, the Middle East and the United States. In addition to incorporating this new premium design into a


CROSS
CROSS
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Shop-In-Shop, Brussels, Belgium.


CROSS.
Irresistible Fall Fashions

From left to right: Cross 2006 Fall Catalog; cross.com's home page; new Cross fixturing and merchandising

shop-in-shop concept, we used it as the inspiration for a new generation of showcases, towers and in-case fixtures that we began to roll out to smaller retailers in the fourth quarter. Based on very successful sell-through results during the holiday season, we will roll out this new fixturing program to many more key doors in 2007.

Complementing our new fixture design was a total revamping of our printed materials at point-of-sale. In 2006, we widely distributed a new brand brochure that showed the new Cross positioning and catalogued the entire Cross product line. The brand brochure was supported by new graphics, sign holders and posters that we distributed to key accounts. Together, these programs created a coordinated message that reinforced Cross' position as the leading premium business accessory brand for today's professionals.

DIRECT-TO-CONSUMER INITIATIVES

Cross' direct-to-consumer initiative consists of our two test stores in Boston, our U.S. direct mail catalog program and our U.S. e-commerce website. All of these components contributed to significant overall growth in our direct sales to consumers.

Our Boston test stores continue to provide us with valuable learning about new product categories, new merchandising techniques and new point-of-sale materials. These stores are the best realization to date of our vision to be a multi-category, premium business accessory brand. In both stores, our product extension efforts have created a scenario where writing instruments represent less than 50% of the store sales, and significant growth has been generated by non-QWI products.

Based on the successful launch of our test direct mail catalog for the 2005 holiday season, we significantly increased the scope of our direct mail effort in 2006. We mailed three catalogs to a broad array of existing consumers as well as to potential new consumers. These catalogs highlighted our cross.com website and our toll-free call center as well as key local retailers. Our increased direct mail effort led to a 140% increase in catalog sales in 2006.

Finally, we were pleased with strong growth on the cross.com website in 2006. This growth was driven by two major efforts: site changes that increased our average sell price and conversion rate, and increased investment in online marketing. While important commercially, our website also plays a key role in our brand communication and new product development efforts. It allows us to present consumers with the entire Cross brand product collection while also giving us a quick understanding of consumer response to our new product concepts. In 2007, we will continue to focus on site changes that will improve our online brand messaging as well as the site's sales productivity.

The Cross brand is energized. Our product portfolio is fresh. In 2007 and beyond, we will continue to give consumers new reasons to connect with our brand by providing an on-going stream of accessories that make everyday activities special.





From left to right: Costa Del Mar Vela™ sunglasses; Costa Del Mar Bonefish Bay™ sunglasses and Costa Del Mar Bahia Mar™ sunglasses

COSTA DEL MAR BRAND: NEW HEIGHTS

Costa Del Mar continued to deliver extraordinary performance in 2006, once again posting record sales and profit numbers, and solidifying its position as one of the fastest-growing premium sport sunglass brands in the United States.

At the core of these achievements is our Costa team's unwavering passion for the outdoors and its ongoing quest to produce the best-performing sunglasses on the planet. That means lenses that make the world look clearer and more colorful; frames that fit as if they were custom-made; and craftsmanship that delivers unparalleled durability – all backed by the lifetime Costa warranty.

PREFERRED BY THE PROS

Costa sunglasses withstand the demands of world-class sportsmen and adventurers who rely on their equipment to help them do their jobs better. It is the brand of choice for the world's top fishing legends, including Mark Sosin, Stu Apt, Chico Fernandez, and Bill Dance, who was inducted into the IGFA Hall of Fame. In 2006, Costa sunglasses summitted the Igor with Pasquale Scaturro. They rode the back of a camel 2,000 miles across Asia, swam with white sharks in Mexico, and rode a dog sled in the Iditarod.

Costa was also the brand of choice for pros on virtually every major fishing television program, including Jose Wejebe ("The Spanish Fly" on ESPN2), Rick Murphy ("Sportsman's Adventures" on Sun Sports & Water Channel), Cindy Garrison ("Get Wild with Cindy Garrison" on ESPN2), Chris and Melissa Fischer ("Offshore Adventures" on ESPN2), Norm Issacs ("Big Game Fishing the World" on ESPN2), and Blair Wiggins ("Addictive Fishing" on Fox Sports Network).

The Costa commitment to quality and innovation binds the brand to renowned sportsmen and adventurers. Their loyalty is longstanding and secure. It spills over to hundreds of thousands of consumers who look to Costa pros for guidance.

CATEGORY INNOVATOR

In 2006, Costa Del Mar reaffirmed its position as a leader in technological innovation with an expansion of its patented and proprietary Costa 580™ lens, which has become the gold standard for people who earn their living on the water. Ever since Costa 580s became available, customers have requested them with mirrors. In 2006, breakthrough Costa technology made mirrored Costa 580 lenses a reality. Market acceptance has been strong and immediate.

Says Jose Wejebe, professional salt water fisherman and host of ESPN2's "The Spanish Fly": "Most of my work is quite vision-intensive, from looking at colors and contrast, and being able to separate fish and targets both in the water and in the air. The 580 copper lens is my favorite

Costa lens in just about every application because of the way they eliminate glare and enhance color contrast. I'm able to see above and beyond the regular lens capability so that at the end of a long day on the water, I have virtually no eye fatigue or strain – an important attribute when you spend as much time outdoors as I do."

Other innovations in 2006 included C-Mates™, Costa's new polarized bifocals. C-Mates have been an instant hit, meeting a key need for aging baby boomers, whether tying knots or reading by the pool.

As Costa continues to outperform the market, its commitment to innovation and technology has helped open up new markets, particularly with younger consumers. Costa's roots in the fishing industry, its commitment to conservation, and its unrelenting pursuit of quality give the Costa brand an authenticity that is highly valued in today's youth market.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2006

Commission File Number 1-6720

A. T. CROSS COMPANY
(Exact name of registrant as specified in its charter)

Rhode Island	**05-0126220**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
One Albion Road, Lincoln, Rhode Island	**02865**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (401) 333-1200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
Class A Common Stock ($1 Par Value)	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ___ Yes X No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ___ Yes X No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
X Yes ___ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (S 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. Large accelerated filer ___ Accelerated filer ___ Non-accelerated filer X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
___ Yes X No

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates as of July 1, 2006, the last business day of the registrant's most recently completed second fiscal quarter was $37.3 million.

The number of shares outstanding of each of the registrant's classes of common stock as of February 28, 2007 was:

Class A common stock	-	13,447,304	Shares
Class B common stock	-	1,804,800	Shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the 2007 annual meeting of shareholders are incorporated by reference into Part III of this report.

INDEX

PART I

Item 1. BUSINESS

Business

The A.T. Cross Company has two reportable business segments: writing instruments and accessories ("WI&A"), and optical. For certain financial information with respect to these segments, see Note K to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Writing Instruments and Accessories

We manufacture and market fine quality writing instruments under the Cross® brand consisting of ball-point pens, fountain pens, selectip rolling ball pens. We also manufacture and market a variety of refills for most of our product types. In addition to Cross branded writing instruments, we design and market writing instruments sold under the Penatia® and Omni® by Cross brands and a line of writing instruments sold under the licensed name of Bill Blass®. The Company is an original equipment manufacturer ("OEM") of writing instruments. In addition to writing instruments, we also design and market a variety of personal and business accessories including watches, precision reading glasses, desk sets, leather goods and key rings. The Company periodically launches new products.

Our writing instruments are offered in a variety of styles and materials at various price points. They are packaged and sold as individual units or in matching sets. The majority of the Company's writing instrument sales occur at suggested retail price points between approximately $10 and $50. We believe we are a market leader in the United States at these price points. Products in this price range include: Classic® Century®, Autocross™, Calais, Tech3 and selected Century II and ATX® writing instruments. The Cross Townsend®, Verve™, Apogee™ and Century II lines as well as selected Classic Century writing instruments provide the Company a presence in the $55 to $300 price range. Certain Classic Century, Cross Townsend and Verve writing instruments are priced over $300. The Albion, Bradbury, Cardinal, Helios, Parasol and Torpedo lines of writing instruments are currently sold exclusively to the Company's office superstore customers. The Penatia brand, which is not a "Cross" branded line of writing instruments, provides the Company a presence in the under $10 price range.

Watches are priced between $70 and $190, precision reading glasses are priced at $25 and the majority of business accessories are priced between $20 and $110.

The Company emphasizes styling, innovation, craftsmanship and quality in the design and production of all of its products. All Cross branded writing instruments carry a full warranty of unlimited duration against mechanical failure. Our watches are sold with a limited ten-year warranty, and business accessories are sold with a limited one-year warranty.

The Company's products are sold throughout the United States by our direct sales force and manufacturers' agents or representatives to approximately 5,600 retail and wholesale accounts. Retail accounts include: gift stores, department stores, jewelers, stationery, office supply and pen specialty stores, mass merchandisers and United States military post exchanges. Our wholesale accounts distribute the Company's products to retail outlets that purchase in smaller quantities. The Company's products are also sold to consumers in the United States, Canada and Hong Kong on the Company's website: www.cross.com. Advertising specialty representatives market the Company's writing instruments, accessories and watches in the United States to business accounts. Typically, such products are engraved or carry the purchaser's name or emblem and are used for gifts, sales promotions, incentive purposes or advertising.

Sales of the Company's products outside the United States during 2006 were made to foreign distributors and retailers worldwide by the Company and its wholly-owned subsidiaries.

Optical

The Company, through its wholly-owned subsidiary Costa Del Mar Sunglasses, Inc., designs, manufactures and markets premium, high-quality, polarized eyewear through its optical segment under the brand name Costa Del Mar®. Offered in more than 46 styles and 18 lens options at suggested retail price points between approximately $125 and $275, our eyewear is sold by employee representatives and manufacturer's agents to approximately 3,000 retail accounts throughout the United States. Retail accounts include optical and sunglass specialty shops, department stores and sporting goods retailers. Costa Del Mar sunglasses are sold with a lifetime warranty against defects in materials and workmanship.

Raw Materials

The Company obtains raw materials for use in writing instruments from both domestic and foreign suppliers. Items such as certain fountain pen front sections, refills, coated caps and barrels, and some lacquer coatings are obtained from Germany, Switzerland and France. Complete pencil mechanisms, certain refill components, leads, resin caps and barrels, some fountain pen front sections, cap components and certain coated shells are obtained from Japan. Some rings, screw machine parts, pen mechanisms, molded components, and cap and barrel components and assemblies are obtained from China.

The majority of component materials for the optical segment are imported from specialized manufacturers located in Europe and Asia.

To maintain the highest level of product quality, we rely on a limited number of domestic and foreign suppliers for certain raw materials and manufacturing technologies. The Company may be adversely affected in the event that these suppliers cease operations or if pricing terms become less favorable. The Company believes, but cannot be assured, that the raw materials currently supplied by these vendors could be obtained from other sources and that the manufacturing technologies could either be developed internally or that suitably similar technologies could be located.

Patents, Licenses and Trademarks

The Company, directly or through its subsidiaries, has certain writing instrument, timepiece, accessory and optical trademark registrations and/or pending trademark applications in the United States and many foreign countries, including but not limited to its principal trademark "CROSS" and the trademark "COSTA DEL MAR." The principal trademark "CROSS" is of fundamental importance to our business in general and the trademark "COSTA DEL MAR" is of fundamental importance to the optical segment. The Company, directly or through its subsidiaries, holds certain United States and foreign writing instrument patents and/or has filed United States and foreign patent applications covering products including, but not limited to, Cross Townsend, Ion and Verve as well as the Company's ball-point pen mechanism. While we pursue a practice of seeking patent protection for novel inventions or designs, our business is not dependent upon obtaining and maintaining patents.

Seasonal Business

Retail demand for our writing instrument and accessory products is highest prior to Christmas and other gift-giving occasions. The Company historically has generated approximately one third of its annual sales in its fiscal fourth quarter. However, seasonal fluctuations have not materially affected continuous production of writing instrument products.

Costa Del Mar historically has generated its strongest sales in the first half of the Company's fiscal year.

Working Capital Requirements

Writing instrument and sunglass inventory balances tend to be highest in anticipation of new product launches and before peak selling seasons. The Company offers, and may offer in the future, extended payment terms, primarily to domestic retail writing instrument customers, at certain points during the year, usually September through November. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Customers

The Company is not dependent upon any single customer for more than 10% of its consolidated revenues. The Company is dependent, however, on three large office supply accounts, Staples, Inc., OfficeMax, Inc. and Office Depot, Inc., for a significant portion of its revenue. In 2006, sales to this group were approximately 10% of consolidated revenues. The loss of one or more of these customers could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Backlog of Orders

The backlog of orders is not a significant factor in the Company's business.

Competition

The writing instrument industry is competitive, in particular with respect to product quality, brand recognition and price. There are numerous manufacturers of ball-point, rolling ball and fountain pens, and mechanical pencils in the United States and abroad. Many of these manufacturers produce lower priced writing instruments than those produced by the Company. Although the Company is a major producer of ball-point, rolling ball and fountain pens, and mechanical pencils in the $10 to $50 price range, other writing instrument companies have significantly higher sales volumes from a broader product line across a wider range of prices or have greater resources as divisions of larger corporations. The Company emphasizes styling, innovation, craftsmanship and quality in the design and production of all of its products. All of the Company's Cross branded writing instruments carry a full warranty of unlimited duration against mechanical failure.

The sunglass market in the United States is estimated to be $2.1 billion at wholesale. The Company's optical segment under the brand name Costa Del Mar competes in the premium-priced ($50+ retail) sunglass market segment, which is estimated to be $1.3 billion at wholesale. Several other sunglass companies also compete in the premium segment. Costa Del Mar sunglasses are sold with a lifetime warranty against defects in materials and workmanship.

See also the "Risk Factors" in Item 1A of this Annual Report on Form 10-K.

Research and Development

The Company had expenditures for research and development of new products and improvement of existing products of approximately $2.4 million in 2006, $1.8 million in 2005 and $1.8 million in 2004. For additional discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Environment

The Company believes it is in substantial compliance with all Federal, state and local environmental laws and regulations. The Company believes that future capital expenditures for environmental control facilities will not be material. See Item 3 "Legal Proceedings" and Note L to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Employees

The Company had approximately 900 employees worldwide at December 30, 2006.

International Operations and Export Sales

Approximately 47% of the Company's sales in 2006 were in foreign markets. The primary foreign markets are in Europe and Asia. Sales of the Company's products to foreign distributors are subject to import duties in many countries. The operations of the Company's foreign subsidiaries and branches are subject to the effects of currency fluctuations, the availability of United States dollar exchange, exchange control and other restrictive regulations. As a result of the Company's manufacturing initiative over the last three years, we now manufacture approximately 80% of our core writing instruments in our new facility in Asia. Undistributed earnings of our foreign subsidiaries generally are not subject to current United States Federal and state income taxes until such earnings are considered not permanently reinvested in the growth of business outside the United States. See Note J and Note K to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K. For the effect of foreign sales on the Company's results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Availability of Securities and Exchange Commission Filings

The Company's website address is www.cross.com. The Company makes available free of charge, through the Investor Relations section of its website, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such materials have been electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Information on the Company's website is not incorporated into this Annual Report.

Executive Officers of the Company

The following are the executive officers of the Company (each of whom serves until his or her successor is elected and has qualified), their respective ages as of January 1, 2007 and their principal positions:

NAME		AGE	TITLE	YEAR IN WHICH FIRST HELD OFFICE
David G. Whalen	(1)	49	President and Chief Executive Officer	1999
Kevin F. Mahoney	(2)	47	Vice President, Finance and Chief Financial Officer	2005
Gary S. Simpson	(3)	55	Corporate Controller, Chief Accounting Officer	1997
Charles S. Mellen	(4)	43	Senior Vice President, Global Marketing & Sales	2006
Tina C. Benik	(5)	47	Vice President, Legal and Human Resources Corporate Secretary	2000
Stephen A. Perreault	(6)	59	Vice President, Operations	1995
Joseph V. Bassi	(7)	54	Finance Director	1997
Robin Boss Dorman	(8)	41	Vice President, Strategic Development	2005
Charles R. MacDonald	(9)	53	Vice President, A.T. Cross Optical Division President, Costa Del Mar Sunglasses, Inc.	2003

(1) Prior to becoming President and Chief Executive Officer in 1999, David G. Whalen was President, North America of Ray-Ban Sun Optics, a division of the Luxottica Group S.p.A., from 1997 to 1999.

(2) Prior to becoming Vice President, Finance and Chief Financial Officer in 2005, Kevin F. Mahoney was Director, Corporate Development at the Raytheon Company from 2004 to 2005. From 1984 to 2004, Mr. Mahoney was with Deloitte & Touche LLP, most recently serving as Partner.

(3) Prior to becoming Corporate Controller in 1997, Gary S. Simpson was the Controller, Lincoln Operations from 1992 to 1997.

(4) Prior to becoming Senior Vice President, Global Marketing and Sales in 2006, Charles S. Mellen was Vice President, Global Marketing from 2005 to 2006. From 1996 to 2004, Mr. Mellen was Vice President of Marketing at Tumi, Inc.

(5) Prior to becoming Vice President, Legal and Human Resources; Corporate Secretary in 2000, Tina C. Benik was Vice President, Legal, General Counsel and Corporate Secretary from 1993 to 2000.

(6) Prior to becoming Vice President, Operations in 1995, Stephen A. Perreault held various senior executive positions in jewelry, cosmetics, and gift manufacturing and distribution companies, including: Weingeroff Enterprises, Inc., Lantis Corporation, Swarovski Jewelry U.S. Ltd. and Avon Products, Inc.

(7) Prior to becoming Finance Director in 1997, Joseph V. Bassi was Manager, Financial Planning from 1996 to 1997 and Manager, Budgeting and Financial Planning from 1987 to 1996.

(8) Prior to becoming Vice President, Strategic Development in 2005, Robin Boss Dorman was Vice President, Corporate Development from 2000 to 2005 and Vice President, Marketing and Sales, Americas in 1999. Ms. Dorman is the daughter of Mr. Russell A. Boss, Chairman, and the niece of Mr. Bradford R. Boss, Chairman Emeritus.

(9) Prior to becoming Vice President, A.T. Cross Optical Division and President, Costa Del Mar Sunglasses, Inc., Mr. MacDonald was President of Outlook Eyewear Company from 1996 to 2002.

Item 1A. RISK FACTORS

The following section describes certain of the more prominent risks and uncertainties inherent in our operations. The risks and uncertainties below are those that we currently consider material; however, this section does not intend to discuss all possible risks and uncertainties that a company like Cross with broad international operations could experience. We are susceptible to macroeconomic downturns in the United States or abroad that may affect the general economic climate and the performance of our customers. Similarly, the price of our securities is subject to volatility due to fluctuations in general market conditions, differences in our results of operations from estimates and projections generated by the investment community, and other factors beyond our control. Further, there could be other risks and uncertainties that are not presently known to us or that may become more significant to us. You should read these Risk Factors in conjunction with the factors discussed elsewhere in this and other of our filings with the Securities and Exchange Commission and in materials incorporated by reference in these filings. We undertake no obligation to correct or update any forward-looking statements or statements of risk related thereto for any reason.

We depend on the success of new products. Our ability to sustain profitability and restore growth in sales depends largely on consumer acceptance of numerous new products recently introduced and planned for introduction. Further, consumer preferences are continuously changing. The markets in which we sell are highly competitive, and there is no assurance that consumer acceptance will be realized to the degree necessary to generate growth in our sales and earnings.

Our global manufacturing, sales and distribution operations make us susceptible to the risks of overseas operations. We have sales offices and certain operations in eight countries and distributors worldwide. In 2006, approximately 47% of our revenue came from sales to locations outside the United States. Many of our products are now manufactured overseas. Operating internationally exposes us to changes in export controls and other laws or regulations, as well as the general political and economic conditions, security risks, health conditions and possible disruptions in transportation networks, of the various countries in which we operate, which could result in an adverse effect on our business and results of operations in such countries.

Incorrect forecasts of customer demand could adversely affect our results of operations. The Company manufactures product based on forecasts of customers' demands. These forecasts are based on multiple assumptions. If we inaccurately forecast customer demand by over or underestimating that demand, we may hold inadequate, excess or obsolete inventory that would reduce our profit margins and adversely affect our results of operations and financial condition.

Our success depends on our ability to retain and recruit a sufficient number of qualified employees in a competitive environment. Our success depends in part on our retention and recruitment of skilled personnel, including technical, distribution, sourcing, marketing, sales, management and staff personnel. There can be no assurance that we will be able to successfully retain and recruit the key personnel that we require.

Our dependence on certain suppliers may leave us temporarily without adequate access to raw materials or products. To maintain the highest level of product quality, we rely on a limited number of domestic and foreign suppliers for certain raw materials, manufacturing technologies and certain finished products. We may be adversely affected in the event that these suppliers cease operations or if pricing terms become less favorable. We believe, but cannot guarantee, that we could obtain the raw materials currently supplied by these vendors from other sources and that we could either develop the manufacturing technologies internally or locate suitably similar technologies. If we are unable to replace a key supplier we may face delays in delivering finished products according to our customers' demands, which could have an adverse effect on our financial performance.

Overseas manufacturing makes us dependent upon the performance of our overseas partners. As a result of our manufacturing initiative, which is now largely completed, we manufacture a significant number of finished products in China. Our manufacturing operations in China are overseen and managed by a local manufacturing partner. Should that partner not perform as expected, or should the relationship between the parties deteriorate, there could be a material adverse effect on our operations. Despite our best efforts to maintain our strict quality standards, if the quality of our products is perceived to be affected by the initiative, our reputation may be harmed and we may lose future sales.

We depend on certain accounts for a significant percentage of our sales. The Company is dependent on three large office supply accounts, Staples, Inc., OfficeMax, Inc. and Office Depot, Inc., for approximately 10% of its consolidated revenues. The loss of one or more of these customers could have a material adverse effect on the Company. Further, there is no assurance that these accounts will maintain their current inventory levels.

Unfavorable resolution of pending or future litigation matters could prove costly to us. We are involved from time to time in litigation matters. An unfavorable resolution of pending litigation or future litigation could have a material adverse effect on our financial condition. Litigation may result in substantial costs and expenses and significantly divert the attention of our management regardless of the outcome. There can be no assurance that we will be able to achieve a favorable settlement of pending litigation or obtain a favorable resolution of litigation if it is not settled. In addition, current and future litigation, governmental proceedings or environmental matters could lead to increased costs or interruptions of our normal business operations.

Extension of the Cross brand beyond writing instruments may fail. Because of the maturity of the fine writing instrument industry, our ability to achieve growth is dependent, in part, on our ability to extend the Cross brand beyond writing instruments. There is no assurance that consumers will accept the Cross brand outside of writing instruments, particularly business accessories and watches, at the level necessary to generate sustainable growth for us with these products, or that consumers will accept the design and price of these products. Because we have less institutional experience with product lines outside of writing instruments, and because the complementary product lines that we enter into, such as business accessories and watches, may be extremely competitive already, these brand extensions may not prove to be successful, adversely affecting future sales growth.

Our effort to streamline operations may not generate the savings we anticipate. We expect to generate cash from our streamlining of operations, some of which will be invested in our sales and marketing programs and other initiatives to generate growth. A significant portion of these savings is contingent on our ability to keep costs in other areas of our operations at acceptable levels. If we are unable to realize the anticipated cost savings of this streamlining, our results of operations would suffer.

The diversification of our business may not be successful. In order to generate growth outside of writing instruments, one of our strategic initiatives is to diversify outside of our core Cross branded product. Costa Del Mar was our first foray into this area of diversification. There can be no assurance that Costa Del Mar will continue to grow at its current levels or that we will find additional suitable targets for acquisition. If we do find a suitable acquisition target, we cannot assure that we will be able to consummate a deal on terms satisfactory to us or that we will be able to successfully integrate those operations into our company. We also cannot assure that such a strategy will not divert our management's time and attention from development of our core branded products in a way that would adversely affect writing instrument or other Cross branded sales.

Item 2. PROPERTIES

Up until March 2007, the Company owned and occupied approximately 269,000 square feet of manufacturing, warehouse and office space in Lincoln, Rhode Island. On March 2, 2007, the Company sold this facility at One Albion Road, Lincoln, Rhode Island to Albion Crossing LLC. The Company is leasing back approximately 154,000 square feet of space in this facility for at least 10 years and intends to keep its corporate headquarters, as well as certain manufacturing, warehouse and retail space at this location. For additional information see Note P to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

In addition, the Company leases administrative facilities and/or manufacturing and warehouse space for its WI&A segment operations in France, the United Kingdom, The Netherlands, Germany, Japan, Taiwan, Hong Kong, Singapore and China. The Company also leases retail facilities in Massachusetts and the UK.

The Company's optical segment leases an administrative and warehouse facility in Ormond Beach, Florida.

Item 3. LEGAL PROCEEDINGS

The Company is named as one of approximately sixty defendants in a contribution suit brought by CCL/Unilever relating to the J.M. Mills Landfill Site, which is part of the Peterson/Puritan Superfund Site in Cumberland, Rhode Island. These complaints allege that the Company is liable under CERCLA for contribution for past and future site investigation costs incurred at the site. Past and future site investigation costs (excluding the required remedy) are currently estimated at $7 million. Based upon our investigation to date, there does not appear to be evidence to support a finding that the Company arranged for the disposal of hazardous substances at this site. No formal discovery has been taken to date. At December 30, 2006, the Company had not established a liability for any environmental remediation relating to the J.M. Mills Landfill Site, as its potential liability, if any, is currently not estimable.

The Company is involved in various other litigation and legal matters that have arisen in the ordinary course of business. To its knowledge, management believes that the ultimate resolution of any of those existing matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's Class A common stock is traded on the American Stock Exchange (symbol: ATX). There is no established trading market for the Company's Class B common stock. At December 30, 2006, there were 1,265 shareholders of record of the Company's Class A common stock and two shareholders of record of the Company's Class B common stock. The weighted average numbers of total shares outstanding was 14,702,827 and 14,719,251 during 2006 and 2005, respectively.

Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

High and low sales prices of Class A common stock for the last two years were:

2006			2005		
QUARTER	**HIGH**	**LOW**	QUARTER	HIGH	LOW
First	**$5.75**	**$4.09**	First	$6.10	$4.96
Second	**$5.85**	**$4.36**	Second	$6.09	$3.71
Third	**$6.59**	**$4.92**	Third	$5.07	$4.30
Fourth	**$8.34**	**$6.31**	Fourth	$4.92	$3.78

The Company has not paid dividends to its stockholders since 1998 and does not plan to pay cash dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the growth of the Company.

Performance Graph

The following graph compares the performance of the Company's Class A common stock over the Company's last five years to the American Stock Exchange Market Value Index and to the Russell Group 2000 (as the Company's peer group index), over the Company's last five years. The graph assumes that the value of the investment in the Company's Class A common stock and each index was $100 at January 1, 2002 and that all dividends were reinvested.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG A.T. CROSS COMPANY,
AMEX MARKET INDEX AND RUSSELL 2000 INDEX



200
175
150
125
100
75
50
25
0
DOLLARS
2001
2002
2003
2004
2005
2006
A.T. CROSS COMPANY
RUSSELL 2000 INDEX
AMEX MARKET INDEX

COMPANY/INDEX/MARKET	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/30/2005	12/29/2006
A.T. Cross Company	100.00	90.68	113.05	83.90	68.64	128.81
Russell 2000 Index	100.00	78.42	114.00	133.94	138.40	162.02
AMEX Market Index	100.00	96.01	130.68	149.65	165.03	184.77

The Company has chosen the Russell Group 2000 as a meaningful peer group against which to compare its performance. The Russell Group 2000 represents a broad based group of small capitalization stocks and is generally believed to be indicative of market performance for small capitalization companies.

Issuer Purchases of Equity Securities

On October 23, 2002, the Company's Board of Directors authorized a plan to purchase up to 10% of the Company's outstanding Class A common stock. Under this plan, the Company was authorized to purchase approximately 1.4 million shares of stock on the open market, subject to regulatory considerations, from time to time, depending on market conditions. At December 30, 2006, the Company had purchased 1,173,700 shares under this plan for approximately $6.3 million at an average price per share of $5.41. No purchases were made in 2006.

Item 6. SELECTED FINANCIAL DATA

Five-Year Summary	**2006**	2005	2004	2003*	2002
OPERATIONS: (THOUSANDS OF DOLLARS)					
Net Sales	**$139,336**	$129,115	$129,480	$126,365	$118,226
Income (Loss) Before Income Taxes	**4,474**	573	(1,553)	2,218	6,687
Income Tax Provision (Benefit)	**1,187**	189	(698)	441	1,771
Net Income (Loss)	**3,287**	384	(855)	1,777	4,915
PER SHARE DATA: (DOLLARS)					
Basic and Diluted Net Income (Loss) Per Share	**0.22**	0.03	(0.06)	0.12	0.31
FINANCIAL POSITION: (THOUSANDS OF DOLLARS)					
Current Assets	**$ 78,475**	$ 73,590	$ 73,048	$ 76,712	$ 68,184
Current Liabilities	**30,296**	23,298	27,923	30,718	25,537
Working Capital	**48,179**	50,292	45,125	45,994	42,647
Total Assets	**119,446**	112,893	113,351	118,146	105,573
Long Term Retirement Plan Obligations	**7,779**	10,505	8,310	5,214	4,847
Long-Term Debt, Less Current Maturities	**7,100**	10,456	5,513	6,863	-
Long Term Accrued Warranty Costs	**1,308**	1,457	1,603	1,936	1,888
Shareholders' Equity	**72,963**	67,177	70,002	73,415	73,301

* Sales from the optical segment, established in April of 2003 with the acquisition of Costa Del Mar Sunglasses, Inc., were $8.9 million in 2003. The increases in total assets and long-term debt in 2003 are principally due to this acquisition.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Overview

A.T. Cross Company is a leading designer and marketer of branded personal accessories including writing instruments, watches, precision reading glasses, personal and business accessories and sunglasses. The Company has been a manufacturer and marketer of fine quality writing instruments since 1846. Sold primarily under the Cross brand, ball-point, fountain and selectip rolling ball pens and mechanical pencils are offered in a variety of styles and finishes. Also under the Cross brand, the Company offers a line of watches, reading glasses and a variety of personal and business accessories. The Company offers a lower priced line of writing instruments and after-market refills under the brand name Penatia. We also offer writing instruments under licensed brands such as Bill Blass. The Company's optical segment consists of its wholly-owned subsidiary Costa Del Mar Sunglasses, Inc., a designer, manufacturer and marketer of high-quality polarized sunglasses.

The Company has been operating in a difficult economic environment in a mature and competitive category. The Company has challenged itself to build upon its unique attributes in order to develop a vibrant, diversified and forward-looking company poised for sustainable growth and long-term profitability. Such attributes include a strong brand name, 160-year heritage, reputation for quality and craftsmanship, global distribution network and strong balance sheet. The Company established several strategic initiatives to build upon these attributes and overcome its challenges, including: becoming an innovative leader in the fine writing category, extending the Cross brand into new categories, developing avenues for diversification and streamlining its operating structure. Fiscal 2006 was the first year in which the Company's core writing instrument and accessory segment reported an increase in sales since fiscal 2000.

The Company is competing vigorously to build its position as the category leader in terms of product innovation, marketing and merchandising. In fiscal 2006 approximately 30% of writing instrument and accessory revenue was derived from new products. The Company defines new product sales as those sales generated in a product's first twenty-four months. In 2006, the Company launched its Aventura and AutoCross writing instrument product lines. Three new finishes were added to the Apogee line, which was launched in 2005. Seasonal spring and fall colors for the ATX product line were also introduced. Two new finishes, Garnet and Citrine, were added to the Townsend line. Several new fashion colors were added to the Classic Century line as well as a Breast Cancer Awareness pen, which is adorned with a pink ribbon. Several additions were added to the Century II line including Ruby and Blush colors and seasonal prints; three in the spring, the Bahia collection, and three in the fall, the Chantilly collection. A new finish, Golden Shimmer, was added to the Verve line. The Company also launched Bradbury, Cardinal, Helios, Parasol and Torpedo lines as well as new licensed Bill Blass selections, products marketed specifically for its office super store customers. The Company launched its Calais line globally. The Calais line was launched to the office superstores in 2005.

In addition to bringing new products to the market, in 2006 a number of marketing and merchandising programs were launched globally. The marketing initiative was designed to present our products as contemporary accessories for everyday life. The "Pen Wall" changed the way the Cross brand is presented at select retail locations globally. The Company also expanded on its direct to consumer mail catalog in 2006.

The Company's sales force is organized around three major geographic regions: the Americas; Asia; and Europe, Middle East and Africa ("EMEA"). Within each of these regions, the Company uses a combination of direct sales force, manufacturers' representatives and distributors that sell to carriage trade, corporate and national account customers. Corporate gift sales to business and industry reported its third consecutive year of declining sales as the demand for writing instruments for general corporate promotional purposes continued to decline. The Company is attempting to offset this trend by focusing on developing programs marketed toward higher-priced incentive award programs.

The Cross brand has strong consumer awareness and, more importantly, consumers associate the Cross name with innovation, quality and style. The strong awareness of our name and the positive attributes associated with our brand support the extension of the Cross brand into related personal accessory categories. The Company has moved into categories that allow us to further utilize our existing sourcing infrastructure and global distribution network. A priority for all of our brand extensions is to incorporate the quality, design and craftsmanship that consumers enjoy from Cross' fine writing instruments. We have done this with our Cross branded accessories. Under a licensing agreement with Sun Optics, the Company launched a line of Cross branded precision reading glasses. The Company's watch collection, expanded in 2006 with the addition of our Cross Town line, was styled to bring the Cross brand to younger fashion-forward consumers. New lines of leather desktop accessories were introduced in 2006, including matching desk pad, pencil cup, accessory and notepaper boxes and frame ensembles. In 2006, the Company expanded its line of leather accessories with offerings featuring a variety of textured and colored products including multifunctional cases, agendas, padfolios, card cases, pen cases and key fobs. Several new desk sets were introduced constructed of granite and select woods. In 2006, precision readers, watches and business accessories comprised approximately 5% of WI&A sales, up two percentage points from 2005. We have developed a foothold in these categories and look forward to further strengthening our presence in 2007.

The acquisition of Costa Del Mar has proven to be very successful. As a result of the Costa Del Mar acquisition, Cross has benefited from revenue diversification and a substantial contribution to the bottom line. In 2006, Costa Del Mar grew its business 40% through new product introductions and expanded distribution and contributed $4.2 million of the Company's $4.5 million consolidated income before income taxes. Costa Del Mar upholds our commitment to delivering exceptional product, innovation and quality to our consumers. The Company continues to look for appropriate acquisitions that will add to top and bottom line growth.

By the end of 2006 the Company essentially completed its corporate restructuring program that involved streamlining our operations and transitioning the manufacturing of certain products overseas in order to reduce our cost structure. The savings we generated were used to invest in growing our businesses and to help cover increasing fixed costs while at the same time generating an appropriate level of profitability. Our corporate reorganization program had two components: administrative and manufacturing. On the administrative side, we streamlined our North American and European non-manufacturing operations and shifted resources to our marketing and selling functions. On the manufacturing side we have adopted a very deliberate process in order to maintain our strict quality standards. The Company is satisfied that all products now manufactured overseas meet the high-quality standards that consumers expect from Cross. We believe this restructuring program was necessary to preserve Cross's ability to remain a competitive, profitable company. For an analysis of the corporate restructuring program, see Note C to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Comparison of Fiscal 2006 with Fiscal 2005

The following chart details net sales performance by segment and operating unit:

(THOUSANDS OF DOLLARS)	**FISCAL 2006**	FISCAL 2005	PERCENTAGE CHANGE
Writing Instruments and Accessories:			
Americas	**$ 52,065**	$ 52,656	(1.1)%
Europe, Middle East and Africa	**38,809**	36,406	6.6%
Asia	**18,485**	18,274	1.2%
Other	**2,583**	2,218	16.5%
Sub-total	**111,942**	109,554	2.2%
Optical	**27,394**	19,561	40.0%
Consolidated Net Sales	**$139,336**	$129,115	7.9%

Writing instruments and accessories revenue in the Americas declined $0.6 million, or 1.1%. Sales to the national account and business gift channels declined from 2005. This was somewhat offset by an increase in direct-to-consumer ("DTC") sales in 2006 compared to 2005.

Sales in the Europe, Middle East and Africa region ("EMEA") increased 6.6% compared to 2005. Foreign exchange was favorable to EMEA sales results by approximately 2.1 percentage points as sales volume increased approximately 4.5% for the full year.

Asia revenue of $18.5 million increased 1.2% compared to fiscal 2005. Foreign exchange was unfavorable to Asia sales results by approximately 2.7 percentage points as sales volume increased approximately 3.8% for the full year.

The optical segment increased revenue by 40% in 2006 compared to 2005. This increase was due largely to the introduction of new products, improved sell through at key accounts and, to a lesser extent, expanded geographic distribution.

The following chart details gross profit margins for both the writing instruments and accessories segment as well as the consolidated gross profit margins:

Gross Profit Margins:	**FISCAL 2006**	FISCAL 2005	PERCENTAGE POINT CHANGE
Writing Instruments and Accessories	**51.7%**	47.6%	4.1
Consolidated	**52.7%**	48.7%	4.0

Consolidated gross margins improved 400 basis points in 2006 compared to 2005. The improvement was due, in part, to the lower manufacturing costs resulting from our transition to manufacturing in China. Cost of goods sold in 2006 decreased by approximately $1.5 million due to the impact of a liquidation of LIFO layers and increased by approximately $0.4 million for the inflationary impact on ending inventories accounted for on a LIFO basis. In addition, lower inventory obsolescence provisions of approximately $2.0 million favorably affected margins in 2006 compared to 2005. Optical segment gross margin improved by 1.8 percentage points from 2005, primarily due to the positive effect of higher new product margins.

Consolidated selling, general and administrative ("SG&A") expenses were approximately $60.5 million, 7.9% higher than 2005. SG&A expenses were 43.4% of sales in both 2006 and 2005. SG&A expenses for the WI&A segment were approximately $50.7 million, or 45.3% of sales, compared to $48.6 million, or 44.4% of sales, in 2005. Selling and marketing expenses for the WI&A segment increased by 4.1% in support of new product introductions and the expanded direct to consumer initiatives in 2006. In addition, WI&A segment administrative expenses increased, in part, to support the commencing of operations in China. Optical segment SG&A expenses of $9.7 million were 31.7% higher than 2005. The majority of this increase was in selling expenses for sales volume related items such as sales compensation and commissions and point of sale displays and promotional spending.

Service and distribution ("S&D") expenses were approximately $4.1 million, or 2.9% of sales, in 2006 compared to $3.0 million, or 2.3% of sales in 2005. This increase was largely attributable to increased costs of servicing warranty returns in the optical segment due to the unit volume increase of the last two years.

Research and development ("R&D") expenses were approximately $2.4 million in 2006 compared to $1.8 million in 2005. This increase was due to new product development expenditures in both the WI&A and optical segments. The WI&A and optical segment R&D expenditures increased 26% and 135%, respectively.

Restructuring charges of $1.7 million were recorded in the Company's WI&A segment in fiscal 2006 compared to $1.2 million in fiscal 2005. These charges were related to the corporate restructuring program announced in July 2003. For an analysis of the corporate restructuring program, see Note C to the Company's consolidated financial statements in Item 8 of this Annual Report on Form10-K.

Interest and other (expense) income was $0.3 million of expense in fiscal 2006 compared to $0.4 million of *expense in fiscal* 2005. The following chart details the major components of interest and other (expense) income:

(THOUSANDS OF DOLLARS)	**FISCAL 2006**	FISCAL 2005	CHANGE
Interest Income	**$ 379**	$ 279	$100
Interest expense	**(653)**	(586)	(67)
Other	**(51)**	(80)	29
Interest and Other (Expense) Income	**$(325)**	$(387)	$ 62

In 2006, the Company's effective tax rate was 26.5% compared to 33.0% in 2005. This change was due to a change in the mix of domestic and foreign sourced income, adjustments to deferred tax balances and the effect of an accrual to actual tax benefit upon filing the Company's 2005 Federal income tax return in the third quarter of 2006. For an analysis of income taxes see Note J to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

As a result of the foregoing, consolidated net income in fiscal 2006 was $3.3 million ($0.22 net income per share, basic and diluted) compared to fiscal 2005 net income of $0.4 million ($0.03 net income per share, basic and diluted).

Comparison of Fiscal 2005 with Fiscal 2004

The following chart details net sales performance by segment and operating unit:

(THOUSANDS OF DOLLARS)	FISCAL 2005	FISCAL 2004	PERCENTAGE CHANGE
Writing Instruments and Accessories:			
Americas	$ 52,656	$ 54,885	(4.1)%
Europe, Middle East and Africa	36,406	38,401	(5.2)%
Asia	18,274	18,486	(1.1)%
Other	2,218	2,613	(15.1)%
Sub-total	109,554	114,385	(4.2)%
Optical	19,561	15,095	29.6%
Consolidated Net Sales	$129,115	$129,480	(0.3)%

Writing instruments and accessories revenue in the *Americas declined* $2.2 *million*, or 4.1 %, in 2005 compared to 2004. Sales to the national accounts in the United States, including the three office superstores, were essentially flat compared to 2004. Business gift sales in the United States, although improved in the second half of 2005, were 2.7% less than 2004 as demand for writing instruments for general corporate promotional purposes continued to decline. To offset this decline, the Company expanded into the higher priced incentive gift market. United States retail sales to carriage trade accounts declined 4% in 2005 compared to 2004. DTC sales, which include sales at the Company's retail stores and sales generated by the Company's website, toll free 800 number and direct mail catalog, increased by 30% in 2005 compared to 2004. Sales in Latin America in 2005 increased 2.8% compared to 2004.

Sales in the EMEA declined 5.2% compared to fiscal 2004. Foreign exchange was unfavorable to EMEA sales results by approximately 1.3 percentage points as sales volume decreased approximately 3.9% for the full year. Declines in sales at the Company's subsidiary markets in the UK, France and Spain of 8.6%, 17.1% and 7.8%, respectively, were somewhat offset by increased sales in the Company's Eastern Europe, Middle East and Africa distributor markets.

Asia *revenue* of $18.3 million decreased 1.1% compared to fiscal 2004. Foreign exchange did not have a material impact on Asian sales in 2005 compared to 2004.

The optical segment increased revenue by 29.6% in 2005 compared to 2004. This increase was due largely to a number of new product introductions made in 2005, expanded distribution on the west coast of the United States and the effect of a price increase in September 2005.

The following chart details gross profit margins for both the writing instruments and accessories segment as well as the consolidated gross profit margins:

Gross Profit Margins:	FISCAL 2005	FISCAL 2004	PERCENTAGE POINT CHANGE
Writing Instruments and Accessories	47.6%	47.8%	(0.2)
Consolidated	48.7%	48.5%	0.2

Cost of goods sold in 2005 decreased by approximately $1.7 million due to the impact of a liquidation of LIFO layers and increased by approximately $1.2 million for the inflationary impact on ending inventories accounted for on a LIFO basis. There were no liquidations in 2004 and the impact of inflation was nominal. In addition, lower inventory obsolescence provisions of approximately $0.5 million favorably affected margins in 2005 compared to 2004. Optical segment gross margin improved by 1.5 percentage points from 2004, primarily due to the positive effect of new product margins as well as a price increase implemented in September 2005.

Consolidated SG&A expenses were approximately $56.0 million, 2.3% lower than 2004. SG&A expenses were 43.4% of net sales in 2005 compared to 44.3% of net sales in 2004. SG&A expenses for the WI&A segment were approximately $48.6 million, 4.8% less than 2004. Included in 2005 WI&A SG&A expense is $732,000 of credits related to the reversal of certain payroll tax and non-income based tax reserves established prior to 2005 that were determined to be no longer necessary. As a result of the restructuring program, the Company realized general and administrative savings, most of which have been reinvested in developing and launching new products and implementing our direct-to-consumer strategies, as well as covering the increased costs associated with employee benefits and Sarbanes-Oxley compliance. Optical segment SG&A expenses of $7.4 million were 17.8% higher than fiscal 2004. The majority of this increase was in selling expenses for sales volume related items such as sales commissions and promotional spending.

S&D expenses were approximately $3.0 million, or 2.3% of net sales, in both fiscal 2005 and 2004.

R&D expenses were approximately $1.8 million in both fiscal 2005 and 2004.

Restructuring charges of $1.2 million were recorded in the Company's WI&A segment in fiscal 2005 compared to $2.3 million in fiscal 2004. These charges were related to the corporate restructuring program announced in July 2003. For an analysis of the corporate restructuring program, see Note C to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Interest and other (expense) income was $0.4 million of expense in fiscal 2005 compared to $0.1 million of income in fiscal 2004. Interest income in fiscal 2005 was $0.3 million compared to $0.7 million in 2004. In 2004, the Company recorded $0.4 million of interest income on a property tax settlement with the Town of Lincoln, Rhode Island. Interest expense was $0.2 million higher in 2005 due to the higher level of borrowings. The following chart details the major components of interest and other (expense) income:

(THOUSANDS OF DOLLARS)	FISCAL 2005	FISCAL 2004	CHANGE
Interest Income	$ 279	$ 687	$(408)
Interest expense	(586)	(413)	(173)
Other	(80)	(178)	98
Interest and Other (Expense) Income	$(387)	$ 96	$(483)

In fiscal 2005, the Company's effective tax rate was 33.0% compared to 45.0% in fiscal 2004. In 2005, as a result of the American Jobs Creation Act of 2004, the Company revised its capital allocation and repatriation strategy in order to take advantage of the temporary reduction in the income tax rate for dividends. The 2005 income tax provision includes approximately $0.9 million of income taxes associated with the Company's repatriation of foreign earnings as provided for under the American Jobs Creation Act of 2004. For an analysis of income taxes see Note J to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

As a result of the foregoing, the consolidated net income in fiscal 2005 was $0.4 million ($0.03 net income per share, basic and diluted) as compared to the fiscal 2004 net loss of $0.9 million ($0.06 net loss per share, basic and diluted).

Liquidity and Capital Resources

Historically, the Company's sources of liquidity and capital resources have been its cash, cash equivalents and short-term investments ("cash"), cash generated from operations and amounts available under the Company's line of credit. These sources have been sufficient in the past to support the Company's routine operating requirements, capital projects, restructuring, contributions to the retirement plans, stock repurchase programs and debt service. The Company expects its future cash needs in 2007 will be met by these historical sources of liquidity and capital.

The Company's cash balance of $11.3 million at December 30, 2006 increased $0.2 million from December 31, 2005. The most significant factors affecting the Company's cash balance are discussed in this section.

Accounts receivable increased approximately $0.2 million from the prior year. WI&A segment accounts receivable of $28.0 million increased approximately $0.2 million from the prior year while optical segment accounts receivable of approximately $4.0 million was essentially flat with the prior year. Domestic writing instrument accounts receivable decreased by $3.0 million and foreign writing instruments accounts receivable increased by $3.2 million. The Company offers a dating program, primarily to its domestic retail writing instrument customers. Historically, this program offered customers an option whereby they may either delay payment on certain third and fourth quarter purchases until January of the next year or earn a greater discount if payment is made earlier. The program was modified in 2006 whereby the January delayed payment option was eliminated and the early payment cash discount was increased from the prior year, resulting in a lower accounts receivable balance at the end of 2006 compared to the end of 2005. The effect of this change to the dating program was somewhat offset by the higher domestic writing instrument sales volume in the month of December 2006 compared with December 2005. The increase in foreign writing instrument accounts receivable was due to the transfer of certain EMEA distributor markets from the U.S. to the UK, the stronger pound and euro, and the effect of the higher foreign writing instrument sales volume. The increased sales volume of the optical segment was offset by the effect of an increased collection effort.

Total inventory was $24.9 million at December 30, 2006, an increase of $9.9 million since December 31, 2005. WI&A inventory increased $7.7 million and Costa Del Mar sunglass inventory levels increased by $2.2 million. WI&A segment's LIFO reserve decreased by $1.1 million and WI&A FIFO inventory increased by $6.6 million. During the second quarter of 2006, the Company amended its arrangement with its Chinese contract manufacturer in order to establish enhanced control over our manufacturing equipment as well as additional financial control. Our arrangement changed from a supplier type arrangement to a management agreement, whereby our Chinese partner will continue to provide their expertise on manufacturing in China and Cross will manufacture product. As a result of the change we now own all inventory in China. WI&A inventory in China was approximately $7.4 million at December 30, 2006 and zero at December 31, 2005.

The receivable balance from our Chinese contract manufacturer decreased from $4.6 million at December 31, 2005 to zero at December 30, 2006. The decrease was due to payments received and the Company's repurchase of approximately $1.7 million of inventory.

In fiscal 2006, approximately $1.3 million was paid as a result of a corporate restructuring program initiated in 2003. This program was essentially complete at December 30, 2006. The Company incurred $7.7 million in restructuring charges over the life of this program. The amount paid since the inception of this program through the end of fiscal 2006 was approximately $7.0 million. As a result of the restructuring program, the Company realized general and administrative savings, most of which have been reinvested in developing and launching new products and implementing our direct-to-consumer strategies.

The Company's working capital was $48.2 million at the end of fiscal 2006, a decrease of $2.1 million from fiscal 2005, and its current ratio at the end of fiscal 2006 and 2005 was 2.6:1 and 3.2:1, respectively. Operating cash flow was $9.4 million in fiscal 2006 compared to $0.4 million in fiscal 2005.

Additions to property, plant and equipment were approximately $6.3 million in fiscal 2006 and $4.3 million in 2005. In fiscal 2007, the Company expects capital expenditures to be approximately $5.7 million. Depreciation expense in 2007 is expected to be approximately $5.0 million.

On October 23, 2002, the Company's Board of Directors authorized a plan to repurchase up to 10% of the outstanding Class A common stock. Under this plan, the Company plans to purchase in total approximately 1.4 million shares of stock on the open market, subject to regulatory considerations, from time to time, depending on market conditions. At December 30, 2006, the Company had repurchased 1,173,700 shares under this plan for approximately $6.3 million at an average price per share of $5.41. The Company did not repurchase any shares in 2006.

On March 30, 2006, the Company's Board of Directors voted to freeze the Company's non-contributory defined benefit pension plan effective May 20, 2006. The plan covered substantially all of the Company's domestic employees. The Board also approved enhancements to the Company's existing defined contribution retirement plan retroactive to January 1, 2006. Additionally, the Company will provide enhanced transitional benefits for a period of three years to employees close to normal retirement age. The Company made cash contributions in 2006 of approximately $0.8 million to its defined benefit pension plan, $0.7 million to its defined contribution retirement plan and $0.1 million to its excess benefit plan.

The Company maintains a $20 million secured line of credit with Bank of America, N.A.. Under this agreement, the Company has the option to borrow at various interest rates depending upon the type of borrowings made and the Company's consolidated leverage ratio. The agreement requires the Company to maintain a minimum consolidated tangible net worth, a minimum ratio of adjusted EBITDA to required debt service payments, and a maximum ratio of debt to consolidated EBITDA over any four-quarter period, each of which is calculated in accordance with the agreement. The Company is currently in compliance with these covenants. At December 30, 2006, the Company had $7.1 million outstanding on this line of credit, bearing interest at a rate of approximately 8.25% and the unused and available portion was $12.9 million. In 2006, the Company paid approximately $3.4 million on this secured line of credit.

The Company expects to contribute $1.3 million to its defined benefit pension plan, $1.2 million to its defined contribution retirement plan and $0.1 million to its excess benefit plan in 2007.

The Company expects fiscal 2007 research and development expenses to be approximately $2.3 million.

The Company believes that existing cash and funds from operations, supplemented as appropriate by the Company's borrowing arrangements, will be adequate to finance its foreseeable operating and capital requirements, the remaining requirements of the restructuring and stock repurchase plans and contributions to the retirement plans. Should operating cash flows in 2007 not materialize as projected, the Company has a number of planned alternatives to ensure that it will have sufficient cash to meet its operating needs. These alternatives include implementation of strict cost controls on discretionary spending and delaying non-critical research and development, capital projects and completion of the stock repurchase plan.

At the end of fiscal 2006, cash available for domestic operations amounted to approximately $6.7 million, and cash held offshore for international operations amounted to approximately $4.6 million.

Contractual Obligations and Commercial Commitments

An interest rate swap agreement effectively fixes the rate on a portion of the Company's line of credit at 4.15%. The Company leases office and warehouse space and certain equipment under non-cancelable operating leases that expire through 2025. Future minimum lease payments under all non-cancelable leases and other contractual obligations at December 30, 2006 were approximately:

(THOUSANDS OF DOLLARS)	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Operating Leases	$14,455	$2,120	$ 4,162	$2,245	$5,928
Long-Term Debt, Including Interest	8,101	-	8,101	-	-
Pension Plan Obligations	1,310	1,310	-	-	-
Capital Lease Obligations	133	66	67	-	-
Purchase Obligations	5	5	-	-	-
Total	**$24,004**	**$3,501**	**$12,330**	**$2,245**	**$5,928**

Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements.

New Accounting Pronouncements

For a description of new accounting pronouncements that affect the Company and the status of the Company's implementation thereof, see the "New Accounting Pronouncements" section of Note A to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K. None are expected to have a material impact on the Company's consolidated financial position or results of operations.

Impact of Inflation and Changing Prices

The Company's operations are subject to the effects of general inflation as well as fluctuations in foreign currencies. Policies and programs are in place to manage the potential risks in these areas. The Company has generally been successful in controlling cost increases due to general inflation. The Company continues to review its number of suppliers in order to obtain lower costs and higher quality on many of its materials and purchased components. Steps taken in conjunction with restructuring efforts have reduced operating costs in its manufacturing operations.

The Company normally enters into foreign currency exchange contracts to economically hedge that portion of its net financial position exposed to foreign currency fluctuations.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as related disclosures of contingent liabilities. We evaluate our policies and estimates on an ongoing basis, including those related to tax contingencies, inventory obsolescence reserves, warranty reserves, retirement obligations, impairment of assets and revenue recognition. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the following policies as critical to an understanding of our results of operations and financial condition. This is not a comprehensive list of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. For a discussion of our other accounting policies, see Note A "Significant Accounting Policies" to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Tax Contingencies. We are subject to a variety of income and other non-income based taxes in numerous jurisdictions around the world. We are also periodically reviewed by tax authorities and positions we have taken with respect to the tax returns are subject to interpretation and negotiation. We provide for estimated tax contingencies that we believe are both probable and estimable. Our assessments are based on our understanding of the appropriate tax law, the estimated exposure and probability of a successful assessment by the taxing authorities. In 2006, net income was increased by approximately $0.4 million due to the reversal on non-income based tax reserves provided in prior years which were no longer deemed necessary due to the passing of statutes of limitation or as a result of updating our estimates.

Inventory Reserves. Our global inventories are carried at the lower of cost or market, which requires us to estimate reserves for both obsolescence and the market value we can expect to receive for our on hand inventory. Domestic WI&A segment inventories accounted for on a LIFO basis represent approximately 15% of total inventories. As a result, domestic WI&A finished goods inventories are carried significantly below their current cost and they can typically be realized at selling prices above their carrying value. Because we are required to produce our product with sufficient lead time to satisfy global distribution and expected demand during seasonal peak periods, we are subject to the risks of consumer acceptance of the products we have produced. We assess our need for obsolescence reserves based on a variety of factors including historical demand, future marketing plans and alternative uses for raw material and work-in-process.

Warranty Reserves. The Company's Cross branded writing instruments are sold with a full warranty of unlimited duration against mechanical failure. Costa Del Mar sunglasses are sold with a lifetime warranty against defects in materials and workmanship. In establishing the accrual for warranty costs, management analyzes trends, measured over a period of several years, of several factors that impact the Company's cost to service the warranty. The most significant factors include: the operating costs of the service department, unit sales, the number of units that are returned for warranty repair and the cost of product repairs. The estimates affecting the warranty reserve are updated annually.

Retirement Obligations. The Company's pension benefits are calculated using actuarial concepts, within the framework of Statement of Financial Accounting Standard ("SFAS") No. 87, "Employer's Accounting for Pensions." Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and liability measurement. We evaluate these critical assumptions annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increases. The discount rate enables us to state expected future cash flow as a present value on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. A lower discount rate increases the present value of benefit obligations and increases pension expense. We increased our discount rate to 5.9% in 2006 from 5.6% in 2005 to reflect market interest rate conditions. To determine the expected long-term rate of return on the plan assets, we consider the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on pension plan assets will increase pension expense. Our long-term expected return on plan assets was 8.25% in 2006 and 2005.

Impairment Analysis. The Company tests goodwill for impairment at least annually. The Company completed its impairment testing as of November 27, 2006 and determined that goodwill was not impaired. Management's estimates of fair values, projections of future cash flows and other factors are significant factors in testing goodwill for impairment. If these estimates or projections change in the future, the Company may be required to record an impairment charge.

Revenue Recognition. Revenue recognition requires estimates of product returns, term discounts and rebates at the time revenue is recognized. These estimates are based on customer communication and historical experience. Should these estimates change, there could be a material effect on revenue recognized.

For additional information regarding management's estimates, see "Risk Factors" in Item 1A of this Annual Report on Form 10-K and "Forward-Looking Statements" below.

Forward-Looking Statements

Statements contained herein that are not historical fact are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "believes," "anticipates," "expects," "will" and similar expressions are intended to identify forward-looking statements, including but not limited to statements related to the introduction of new writing instrument products; the new direct to consumer initiatives; the performance of Cross branded non writing instrument products, including watches, precision readers and business accessories; the availability of necessary raw materials and manufacturing technologies; the continued performance of Costa Del Mar; innovation of the Company's programs; benefits of a streamlined operation; diversification of the business beyond writing instruments; anticipated compliance with laws and regulations (including but not limited to environmental laws); and anticipated sufficiency of available working capital. The Company cautions that a number of important factors could cause the Company's actual results for fiscal 2007 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements involve a number of risks and uncertainties. For a discussion of certain of those risks, see "Risk Factors" in Item 1A of this Annual Report on Form 10-K.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changes in interest rates and foreign currency exchange, primarily in its investments, line of credit and foreign currency transactions.

The Company maintains a $20 million secured line of credit with a bank. Under this agreement, the Company has the option to borrow at various interest rates depending upon the type of borrowings made and the Company's consolidated leverage ratio. The Company believes that changes in interest rates would not be material to its operations, due to its anticipated level of borrowings.

There was $7.1 million and $10.5 million outstanding under the Company's line of credit at December 30, 2006 and December 31, 2005, respectively.

The Company entered into an interest rate swap agreement that effectively fixes the interest rate on a portion of its line of credit at 4.15% per annum. At December 30, 2006, the notional value of the interest rate swap was $4.2 million.

The Company's foreign exchange exposure is generated primarily from its international operating subsidiaries. The Company seeks to minimize the impact of foreign currency fluctuations by hedging certain foreign currency denominated balance sheet positions with foreign currency forward exchange contracts. Most of these contracts are short-term, generally expire in one to three months and do not subject the Company to material market risk. The Company does not enter into foreign currency exchange transactions for speculative purposes.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
A.T. Cross Company
Lincoln, Rhode Island

We have audited the accompanying consolidated balance sheets of A.T. Cross Company and subsidiaries (the "Company") as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of Financial Accounting Standards Board ("FASB") Statements No. 87, 88, 106 and 132(R),* effective December 30, 2006.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2006 and December 31, 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2006, in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP
Boston, Massachusetts
March 15, 2007

CONSOLIDATED BALANCE SHEETS
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS AND SHARES)	DECEMBER 30, 2006	DECEMBER 31, 2005
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 11,307**	$ 11,074
Accounts receivable, less allowance for doubtful accounts of $797 in 2006 and $1,007 in 2005	**31,990**	31,844
Inventories	**24,922**	15,035
Deferred income taxes	**5,103**	6,340
Receivable from Chinese contract manufacturer	**0**	4,637
Other current assets	**5,153**	4,660
Total Current Assets	**78,475**	73,590
Property, Plant and Equipment		
Land and land improvements	**1,202**	1,202
Buildings	**17,929**	16,729
Machinery and equipment	**106,711**	111,486
	125,842	129,417
Less accumulated depreciation	**103,306**	107,725
Net Property, Plant and Equipment	**22,536**	21,692
Goodwill	**7,288**	7,288
Intangibles, Net	**4,501**	4,809
Deferred Income Taxes	**6,083**	4,991
Other Assets	**563**	523
Total Assets	**$119,446**	$112,893
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 8,893**	$ 5,425
Accrued compensation and related taxes	**5,012**	4,592
Accrued expenses and other liabilities	**11,995**	11,076
Retirement plan obligations	**2,397**	1,736
Restructuring liabilities	**636**	273
Income taxes payable	**1,363**	196
Total Current Liabilities	**30,296**	23,298
Retirement Plan Obligations	**7,779**	10,505
Long-Term Debt	**7,100**	10,456
Accrued Warranty Costs	**1,308**	1,457
Commitments and Contingencies (Note L)	**-**	-
Shareholders' Equity		
Common stock, par value $1 per share:		
Class A-authorized 40,000 shares, 16,799 shares issued and 13,399 shares outstanding at December 30, 2006, and 16,455 shares issued and 13,095 shares outstanding at December 31, 2005	**16,799**	16,455
Class B-authorized 4,000 shares, 1,805 shares issued and outstanding at December 30, 2006 and December 31, 2005	**1,805**	1,805
Additional paid-in capital	**17,345**	17,561
Unearned stock-based compensation	**-**	(769)
Retained earnings	**66,363**	63,076
Accumulated other comprehensive loss	**(3,035)**	(4,803)
	99,277	93,325
Treasury stock, at cost, 3,400 shares in 2006 and 3,360 shares in 2005	**(26,314)**	(26,148)
Total Shareholders' Equity	**72,963**	67,177
Total Liabilities and Shareholders' Equity	**$119,446**	$112,893

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS AND SHARES, EXCEPT PER SHARE AMOUNTS)	YEARS ENDED		
	DECEMBER 30, 2006	DECEMBER 31, 2005	JANUARY 1, 2005
Net sales	**$139,336**	$129,115	$129,480
Cost of goods sold	**65,873**	66,205	66,690
Gross Profit	**73,463**	62,910	62,790
Selling, general and administrative expenses	**60,461**	56,021	57,368
Service and distribution costs	**4,101**	2,988	2,967
Research and development expenses	**2,407**	1,790	1,780
Restructuring charges	**1,695**	1,151	2,324
Operating Income (Loss)	**4,799**	960	(1,649)
Interest and other (expense) income, net	**(325)**	(387)	95
Income (Loss) Before Income Taxes	**4,474**	573	(1,554)
Income tax provision (benefit)	**1,187**	189	(699)
Net Income (Loss)	**$ 3,287**	$ 384	$ (855)
Basic and Diluted Net Income (Loss) Per Share:			
Net Income (Loss) Per Share	**$0.22**	$0.03	$(0.06)
Weighted Average Shares Outstanding:			
Denominator for Basic Net Income (Loss) Per Share	**14,703**	14,719	14,926
Effect of Dilutive Securities:			
Common stock equivalents	**197**	63	-(A)
Denominator for Diluted Net Income (Loss) Per Share	**14,900**	14,782	14,926

(A) 106 incremental shares related to options or restricted stocks granted are not included due to the net loss since the effects of such shares would be anti-dilutive.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS)	YEARS ENDED		
	DECEMBER 30, 2006	DECEMBER 31, 2005	JANUARY 1, 2005
Net Income (Loss)	**$ 3,287**	$ 384	$ (855)
Other Comprehensive Income (Loss), Net of Tax:			
Foreign currency translation adjustments	**537**	(938)	308
Unrealized (loss) gain on interest rate swap, net of tax (benefit) provision of ($5) and $38	**-**	(10)	71
Minimum pension liability adjustment, net of tax provision (benefit) of $571, ($1,029) and ($979)	**1,231**	(1,816)	(2,090)
Comprehensive Income (Loss)	**$ 5,055**	$ (2,380)	$ (2,566)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS AND SHARES)	COMMON STOCK SHARES & DOLLAR AMOUNT AT $1 PAR VALUE		ADDITIONAL PAID-IN CAPITAL	UNEARNED STOCK-BASED COMPENSATION	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK		TOTAL SHAREHOLDERS' EQUITY
	CLASS A	CLASS B					SHARES	AMOUNT	
Balances at January 3, 2004	$16,077	$1,805	$15,975	$ (155)	$63,547	$ (328)	2,861	$(23,506)	$73,415
Purchase of treasury stock							312	(1,647)	(1,647)
Grant of restricted stock for future services	153		669	(822)					-
Stock option activity	100		412						512
Stock purchase plan	2		12						14
Non-cash stock-based directors' fees	15		74						89
Amortization of unearned stock-based compensation				185					185
Foreign currency translation adjustments						308			308
Unrealized gain on interest rate swap						71			71
Minimum pension liability adjustment						(2,090)			(2,090)
Net loss					(855)				(855)
Balances at January 1, 2005	$16,347	$1,805	$17,142	$ (792)	$62,692	$(2,039)	3,173	$(25,153)	$70,002
Purchase of treasury stock							187	(995)	(995)
Grant of restricted stock for future services	50		211	(261)					-
Stock option activity	40		136						176
Stock purchase plan	4		15						19
Non-cash stock-based directors' fees	14		57						71
Amortization of unearned stock-based compensation				284					284
Foreign currency translation adjustments						(938)			(938)
Unrealized loss on interest rate swap						(10)			(10)
Minimum pension liability adjustment						(1,816)			(1,816)
Net income					384				384
Balances at December 31, 2005	$16,455	$1,805	$17,561	$ (769)	$63,076	$(4,803)	3,360	$(26,148)	$67,177
Reclassification of unearned stock-based compensation			(769)	769					-
Cancellation of restricted stock			166				40	(166)	-
Grant of restricted stock for future services	290		(290)						-
Stock option activity	37		174						211
Tax benefit of stock options exercised			29						29
Stock purchase plan	4		15						19
Non-cash stock-based directors' fees	13		57						70
Amortization of stock-based compensation			347						347
Stock option expense			55						55
Foreign currency translation adjustments						537			537
Minimum pension liability adjustment						918			918
SFAS No. 158 transition adjustment						313			313
Net income					3,287				3,287
Balances at December 30, 2006	$16,799	$1,805	$17,345	$ -	$66,363	$(3,035)	3,400	$(26,314)	$72,963

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS)	YEARS ENDED		
CASH PROVIDED BY (USED IN)	**DECEMBER 30, 2006**	DECEMBER 31, 2005	JANUARY 1, 2005
Operating Activities:			
Net income (loss) from operations	**$ 3,287**	$ 384	$ (855)
Adjustments to reconcile net income (loss) from operations to net cash provided by operating activities:			
Depreciation and amortization	**6,304**	6,977	7,472
Restructuring charges	**1,695**	1,151	2,324
Restructuring charges paid	**(1,332)**	(1,163)	(3,020)
Provision for bad debts	**164**	264	252
Deferred income taxes	**(406)**	(230)	(1,050)
Provision for accrued warranty costs	**490**	240	175
Warranty costs paid	**(673)**	(459)	(461)
Stock-based directors' fees	**70**	71	89
Unrealized (gains) losses on trading securities	**-**	(28)	19
Amortization of stock-based compensation	**347**	284	185
Reversal of payroll and non-income based tax reserves	**(550)**	(832)	-
Foreign currency transaction loss (gain)	**(193)**	220	(78)
Changes in operating assets and liabilities:			
Accounts receivable	**2,163**	(3,143)	2,801
Inventories	**(9,003)**	138	735
Receivable from Chinese contract manufacturer	**4,637**	(3,370)	(1,267)
Other assets, net	**(272)**	(255)	2,036
Accounts payable	**3,010**	403	(2,035)
Other liabilities, net	**(322)**	(219)	(1,124)
Net Cash Provided by Operating Activities	**9,416**	433	6,198
Investing Activities:			
Additions to property, plant and equipment	**(6,259)**	(4,288)	(4,528)
Additions to patents and trademarks	**(415)**	-	-
Purchases of short-term investments	**-**	-	(3,054)
Sales or maturities of short-term investments	**-**	5,096	5,893
Net Cash (Used in) Provided by Investing Activities	**(6,674)**	808	(1,689)
Financing Activities:			
Repayment of long-term debt	**(3,356)**	(6,862)	(1,350)
Line of credit proceeds and repayments, net	**-**	7,456	(155)
Proceeds from sale of Class A common stock	**230**	195	526
Purchase of treasury stock	**-**	(995)	(1,647)
Net Cash Used in Financing Activities	**(3,126)**	(206)	(2,626)
Effect of exchange rate changes on cash and cash equivalents	**617**	(395)	256
Increase (Decrease) in Cash and Cash Equivalents	**233**	640	2,139
Cash and cash equivalents at beginning of year	**11,074**	10,434	8,295
Cash and Cash Equivalents at End of Year	**$11,307**	$11,074	$10,434
SUPPLEMENTAL INFORMATION:			
Income taxes paid	**$ 461**	$ 719	$ 880
Interest paid	**480**	586	407

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A.T. CROSS COMPANY & SUBSIDIARIES
DECEMBER 30, 2006

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Nature of Operations: The consolidated financial statements include the accounts of A.T. Cross Company and its subsidiaries (the "Company"). Upon consolidation, all material intercompany accounts and transactions are eliminated.

The Company has two reportable business segments: writing instruments and accessories ("WI&A"), and optical.

The Company's WI&A segment designs, manufactures and markets writing instruments, business accessories and watches throughout the world and is an OEM of writing instruments. Writing instrument products are sold under the Cross brand as well as the Penatia and Omni by Cross brands and under the licensed name Bill Blass. They include ball-point pens, fountain pens, selectip rolling ball pens, mechanical pencils and writing instrument accessories such as refills and desk sets. In addition to writing instrument accessories, the Company offers personal accessory products including watches, precision reading glasses and leather goods.

The Company's optical segment designs, manufactures and markets sunglasses throughout the United States under the Costa Del Mar brand.

The accounting policies of the Company's segments are described in this summary of significant accounting policies. The Company evaluates segment performance based upon the profit or loss before income taxes. The Company's reportable segments are strategic business units that offer different product lines. They are managed separately, as each unit requires different technologies and marketing strategies.

Accounting for Estimates: The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates. The significant estimates in the Company's consolidated financial statements include sales returns and allowances, allowance for doubtful accounts receivable, realizable value of inventory, impairment of long-lived assets and goodwill, and income taxes.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Gains or losses on trading securities, realized and unrealized, are included in interest and other (expense) income in the WI&A segment. At December 30, 2006 and December 31, 2005, approximately 55% and 53%, respectively, of the Company's cash and cash equivalents were on deposit with one financial institution.

Allowance for Doubtful Accounts: The following is a summary of the allowance for doubtful accounts for the three years ended December 30, 2006:

(THOUSANDS OF DOLLARS)	YEARS ENDED		
	DECEMBER 30, 2006	DECEMBER 31, 2005	JANUARY 1, 2005
Allowance for Doubtful Accounts - Beginning of Year	**$1,007**	$1,179	$1,234
Charged to costs and expenses	**164**	265	252
Deductions	**(374)**	(437)	(307)
Allowance for Doubtful Accounts - End of Year	**$ 797**	$1,007	$1,179

Inventories: Domestic writing instrument inventories are priced at the lower of last-in, first-out ("LIFO") cost or market. The remaining inventories are priced at the lower of first-in, first-out ("FIFO") cost or market.

Property, Plant and Equipment, and Related Depreciation: Property, plant and equipment are stated on the basis of cost. Provisions for depreciation are computed using a combination of accelerated and straight-line methods, which are intended to depreciate the cost of such assets over their estimated useful lives, which are as follows:

Buildings and Building Additions	39 Years
Building & Land Improvements, and Furniture & Fixtures	8 to 10 Years
Machinery & Equipment	5 to 10 Years
Leasehold Improvements	4 to 20 Years
Vehicles, Tooling and Desktop PCs	3 to 4 Years

Long-Lived Assets: In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less the cost to sell.

Goodwill and Other Intangible Assets: In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is accounted for using an impairment-only approach. Goodwill is tested for impairment annually or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Patents and trademarks are amortized on a straight-line basis over five years and are evaluated for impairment using the methodology described in SFAS No. 142. The required annual impairment tests for all segments were performed on November 27, 2006 and November 28, 2005. The Company concluded for all periods that goodwill was not impaired. The Company also reviewed its indefinite lived intangible assets and concluded that under SFAS No. 142 they were unimpaired.

Warranty Costs: The Company's Cross branded writing instruments are sold with a full warranty of unlimited duration against mechanical failure. Accessories are sold with a one-year warranty against mechanical failure and defects in workmanship, and timepieces are warranted to the original owner to be free from defects in material and workmanship for a period of ten years. Costa Del Mar sunglasses are sold with a lifetime warranty against defects in materials and workmanship. Estimated warranty costs are accrued at the time of sale. The most significant factors in the estimation of warranty cost liabilities include the operating efficiency and related cost of the service department, unit sales and the number of units that are eventually returned for warranty repair. The current portions of accrued warranty costs were $429,000 and $463,000 at December 30, 2006 and December 31, 2005, respectively, and were recorded in accrued expenses and other liabilities. The following chart reflects the activity in aggregate accrued warranty costs:

	YEARS ENDED		
(THOUSANDS OF DOLLARS)	**DECEMBER 30, 2006**	DECEMBER 31, 2005	JANUARY 1, 2005
Accrued Warranty Costs - Beginning of Year	**$1,919**	$2,138	$2,424
Warranty costs paid	**(673)**	(459)	(461)
Warranty costs accrued	**406**	454	554
Impact of changes in estimates and assumptions	**84**	(214)	(379)
Accrued Warranty Costs - End of Year	**$1,736**	$1,919	$2,138

Revenue Recognition: Revenue from sales is recognized when the following criteria are met: persuasive evidence of an arrangement exists, title to the goods has passed to the customer, the sales price is fixed or determinable, and collection of the sales price is reasonably assured. Provisions are made at the time the related revenue is recognized for estimated product returns, term discounts and rebates.

Marketing Support Costs: The costs of marketing support, including advertising, are charged to expense as incurred and amounted to approximately $11.2 million, $11.1 million and $12.5 million for fiscal 2006, 2005 and 2004, respectively. Accrued marketing support expenses were approximately $2.2 million and $2.3 million at December 30, 2006 and December 31, 2005, respectively, and are included in accrued expenses and other liabilities.

Derivatives: The Company has a program in place to manage foreign currency risk. As part of that program, the Company can enter into foreign currency exchange contracts to hedge anticipated foreign currency transactions or commitments, primarily purchases of materials and products from foreign suppliers, and certain foreign currency denominated balance sheet positions. The terms of the contracts are generally less than three months. Gains and losses on other contracts that do not qualify for hedge accounting are included in SG&A expenses. The Company does not enter into foreign currency exchange transactions for speculative purposes.

The Company also uses an interest rate swap to manage its exposure to changing interest rates that result from variable rate debt. This swap fixes the interest rate on a portion of the Company's line of credit at 4.15%.

Realized and unrealized gains and losses on contracts intended to hedge specific forecasted transactions or commitments, if any, that qualify for hedge accounting are deferred and recorded as a component of accumulated other comprehensive income (loss) and accounted for as part of the transaction. Contracts are recorded at fair value on the balance sheet as a component of other current assets or accrued expenses and other liabilities.

Stock-Based Compensation: On January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment" and its related implementation guidance, to account for all share-based payment transactions in which the Company acquires goods or services by issuing shares, options or other equity instruments, or incurs a liability for which the amount, at least in part, is determined based on the value of or is settled in the Company's shares or other equity instruments. Accordingly, the Company recognizes stock-based employment compensation arrangements based on the estimated fair value of stock-based awards exchanged for employee services received and recognizes compensation cost based on the fair value of the award on the date of grant, recognized ratably over the requisite service period. The service period is the period over which the employee performs the related services, which is normally the same as the vesting period. The Company adopted SFAS No. 123(R) using the modified prospective transition approach and, consequently, the Company's consolidated financial statements for prior periods have not been restated. Under this transition method, in 2006 the Company's reported stock compensation expense will include: a) expense related to the remaining unvested portion of awards granted prior to January 1, 2006, which is based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and b) expense related to stock compensation awards granted subsequent to January 1, 2006, which is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

As a result of the adoption of SFAS No. 123(R), the Company's results for the year ended December 30, 2006 include incremental share-based compensation expense of $55,000, which has been included in the Consolidated Statement of Operations within selling, general and administrative expenses.

Prior to January 1, 2006, the Company applied the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock-based compensation and provides pro forma disclosures of the compensation expense determined under the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148. Under the intrinsic method, the difference between the market price on the date of grant and the exercise price is charged to the results of operations over the vesting period. Accordingly, no employee stock-based compensation cost was reflected in net income (loss) related to options granted under those plans for which the exercise or purchase price was equal to the market value of the underlying common stock on the date of grant. Deferred compensation was recorded on the date of grant if the exercise or purchase price of the stock award was less than the market value of the underlying common stock on the date of grant. Deferred compensation was expensed on a straight-line basis over the vesting period of the stock award, generally three years. The following table reflects pro forma net income (loss) and net income (loss) per share had the Company elected to record expense for employee stock options under SFAS No. 123 for the years ended December 31, 2005 and January 1, 2005:

(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	YEARS ENDED	
	DECEMBER 31, 2005	JANUARY 1, 2005
Net income (loss), as reported	$ 384	$ (855)
Less stock-based compensation expense recognized, net of tax	187	102
Stock-based compensation expense determined under SFAS No. 123, net of	(326)	(389)
Pro Forma Net Income (Loss)	$ 245	$(1,142)
Net Income (Loss) Per Share:		
Basic and diluted - as reported	$0.03	$(0.06)
Basic and diluted - pro forma	$0.02	$(0.08)

Basic and Diluted Net Income (Loss) Per Share: Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of total shares of Class A and Class B common stock outstanding during the year. Diluted net income (loss) per share is computed by dividing net income (loss) by diluted weighted average shares outstanding. Diluted weighted average shares reflect the dilutive effect, if any, of potential common shares. To the extent that their effect is dilutive, potential common shares include common stock options and restricted stock based on the treasury stock method.

New Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company is currently evaluating the impact this interpretation will have on its consolidated financial position, results of operations and cash flows. This interpretation will be effective beginning January 1, 2007.

Effective January 1, 2006, the Company adopted SFAS No. 151, "Inventory Costs," an amendment of Accounting Research Bulletin No. 43, Chapter 4. This Statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. The adoption of Statement No. 151 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In September 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" ("EITF 04-13"). EITF 04-13 establishes criteria to be applied in determining if arrangements for the purchase and sale of inventory with the same counterparty be viewed as a single exchange transaction or separate and independent transactions within the scope of APB Opinion No. 9, "Accounting for Nonmonetary Transactions," and if the nonmonetary exchanges of inventory should be recognized at fair value or historic carrying cost. This standard is effective for all new, modified or renewed arrangements beginning in the first interim or annual reporting period beginning after March 15, 2006. The adoption of EITF No. 04-13 in the second quarter of 2006 did not have a material effect on the Company's consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This Statement requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income (loss) to report the funded status of defined benefit pension and other postretirement benefit plans. The Statement requires prospective application, and the recognition and disclosure requirements are effective for companies with fiscal years ending after December 15, 2006. Additionally, SFAS No. 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for fiscal years ending after December 15, 2008. The following table details the impact implementing SFAS No. 158 had on the Company's December 30, 2006 consolidated balance sheet:

(THOUSANDS OF DOLLARS)	BEFORE APPLICATION OF SFAS NO. 158	ADJUSTMENTS	AFTER APPLICATION OF SFAS NO. 158
Assets			
Intangible Assets	$ 183	$ (183)	$ 0
Deferred Tax Assets	1,259	168	1,427
Prepaid Benefit Cost	982	(982)	0
Liabilities			
Accrued Pension	10,297	(686)	9,611
Equity			
Other Comprehensive Income	2,375	313	2,688

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157") which clarifies the definition of fair value, describes methods used to appropriately measure fair value, and expands fair value disclosure requirements. SFAS No. 157 applies under other accounting pronouncements that currently require or permit fair value measurements. SFAS No. 157 is effective for the Company beginning January 1, 2008, and the Company will apply the provisions of SFAS No. 157 prospectively as of that date. The Company is in the process of determining the impact, if any, the adoption of SFAS No. 157 may have on its consolidated financial statements and related disclosures when it become effective in 2008.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of SFAS 115," which permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect SFAS 159 will have on our consolidated financial position and results of operations.

NOTE B - INVENTORIES

Domestic writing instrument inventories, approximating $3.8 million and $5.4 million at December 30, 2006 and December 31, 2005, respectively, are priced at the lower of LIFO cost or market. The remaining inventories are priced at the lower of FIFO cost or market. If the FIFO method of inventory valuation had been used for those inventories priced using the LIFO method, inventories would have been approximately $7.2 million and $8.4 million higher than reported at December 30, 2006 and December 31, 2005, respectively. During fiscal 2006, domestic writing instrument inventory quantities were reduced resulting in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of current purchases. The effect of this liquidation was to increase net income by approximately $1.0 million, or $0.07 per share, basic and diluted. The components of inventory are as follows:

(THOUSANDS OF DOLLARS)	DECEMBER 30, 2006	DECEMBER 31, 2005
Finished goods	**$13,807**	$ 8,719
Work in process	**4,008**	2,756
Raw materials	**7,107**	3,560
	$24,922	$15,035

NOTE C - RESTRUCTURING CHARGES

In 2003, the Company announced a corporate restructuring program of its writing instrument and accessory segment designed to increase its competitiveness in the global marketplace by reducing operating costs and freeing additional capital for product development and diversification as well as marketing and brand development. As part of this program, a number of writing instrument manufacturing departments have been and continue to be moved offshore. As of December 30, 2006, approximately 181 manufacturing positions in Lincoln, Rhode Island had been eliminated as a result of this program. In addition, approximately 80 global non-manufacturing positions were eliminated through 2004 as part of the program to consolidate and reduce administrative expenses. This restructuring program was essentially complete as of December 30, 2006. The Company incurred $7.7 million in restructuring charges over the life of this program. Of this, approximately $5.2 million was for severance and related expenses and $2.5 million was for professional fees and other.
The following is a tabular presentation of the restructuring liabilities related to this plan:

(THOUSANDS OF DOLLARS)	SEVERANCE & RELATED EXPENSES	PROFESSIONAL FEES & OTHER	TOTAL
Balances at January 3, 2004	$ 808	$ 105	$ 913
Restructuring charges incurred	1,726	639	2,365
Cash payments	(2,258)	(722)	(2,980)
Foreign exchange effects	(9)	-	(9)
Balances at January 1, 2005	$ 267	$ 22	$ 289
Restructuring charges incurred	415	736	1,151
Cash payments	(429)	(734)	(1,163)
Foreign exchange effects	(4)	-	(4)
Balances at December 31, 2005	$ 249	$ 24	$ 273
Restructuring charges incurred	1,152	543	1,695
Cash payments	(765)	(567)	(1,332)
Balances at December 30, 2006	**$ 636**	**$ 0**	**$ 636**

NOTE D - GOODWILL AND OTHER INTANGIBLE ASSETS

At December 30, 2006 and December 31, 2005, the carrying value of goodwill was approximately $7.3 million. Other intangibles consisted of the following:

(THOUSANDS OF DOLLARS)	**DECEMBER 30, 2006**			DECEMBER 31, 2005		
	GROSS CARRYING AMOUNT	**ACCUMULATED AMORTIZATION**	**OTHER INTANGIBLES NET**	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	OTHER INTANGIBLES NET
Amortized:						
Trademarks	**$ 8,378**	**$ 7,667**	**$ 711**	$ 8,101	$7,186	$ 915
Patents	**2,985**	**2,595**	**390**	2,847	2,353	494
	$11,363	**$10,262**	**1,101**	$10,948	$9,539	1,409
Not Amortized:						
Trade name			**3,400**			3,400
Total Other Intangibles, Net			**$4,501**			$4,809

The Company amortizes patents and trademarks over an average five-year life. Amortization expense was approximately $723,000, $733,000 and $679,000 for fiscal years 2006, 2005 and 2004, respectively. The estimated future amortization expense for other intangibles remaining as of December 30, 2006 is as follows:

(THOUSANDS OF DOLLARS)	2007	2008	2009	2010
	$ 478	$ 333	$ 206	$ 84

NOTE E - LINE OF CREDIT

In December 2005, the Company entered into a new secured revolving line of credit with Bank of America, N.A.. This agreement was amended as of October 26, 2006. Under the amended line of credit agreement, the bank agreed to make loans to the Company in an aggregate amount not to exceed $20 million, including up to $5 million equivalent in Eurocurrency loans denominated in pounds sterling or Euro ("Eurocurrency Loans") and up to $15 million of other committed loans to the Company ("Committed Loans") at any time. As part of the aggregate availability, the bank may also issue up to $3 million in letters of credit. Subject to the limits on availability and the other terms and conditions of the credit agreement, amounts borrowed under the facility may be borrowed, repaid without penalty and reborrowed by the Company. The amended credit facility matures and amounts outstanding must be paid on December 31, 2008.

The interest rate for the Committed Loans will be, at the Company's option, either (i) LIBOR plus an applicable margin or (ii) the higher of the federal funds rate plus 50 basis points or the bank's prime rate. The interest rate for any Eurocurrency Loans will be an interest settlement rate for deposits in pounds sterling or Euro plus an applicable margin. The applicable margin for LIBOR and Eurocurrency loans will be an amount between 1.50% and 2.25%, which amount will vary from time to time based upon the Company's consolidated leverage ratio.

Under the line of credit agreement, the Company has agreed to comply with certain affirmative and negative covenants. The most restrictive covenant restricts the Company from declaring cash dividends on its common stock. The agreement requires the Company to maintain a minimum consolidated tangible net worth, a minimum ratio of adjusted EBITDA to required debt service payments, and a maximum ratio of debt to consolidated EBITDA over any four-quarter period, each of which is calculated in accordance with the agreement. Amounts due under the credit agreement are guaranteed by certain of the domestic and foreign subsidiaries of the Company. Amounts due are also secured by a pledge of the assets of the Company and certain of its domestic subsidiaries.

At December 30, 2006, the outstanding balance of the Company's line of credit was $7.1 million, bearing an interest rate of approximately 8.25%, and the unused and available portion, according to the terms of the amended agreement, was $12.9 million. At December 31, 2005, the outstanding balance of the Company's line of credit was $10.5 million, bearing an interest rate of approximately 7.25%, and the unused and available portion, according to the terms of the amended agreement, was $9.5 million.

NOTE F - ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) ITEMS

(THOUSANDS OF DOLLARS)	CUMULATIVE TRANSLATION ADJUSTMENTS	MINIMUM PENSION LIABILITY ADJUSTMENT	SFAS NO. 158 ADJUSTMENT	ACCUMULATED OTHER COMPREHENSIVE LOSS
Balances at December 31, 2005	$(884)	$(3,919)	$ -	$(4,803)
Reclassification of SFAS No. 158 adjustment		3,001	(3,001)	-
SFAS No. 158 transition adjustment			313	313
Current period change	537	918	-	1,455
Balances at December 30, 2006	**$(347)**	**$ -**	**$(2,688)**	**$(3,035)**

NOTE G - FINANCIAL INSTRUMENTS

The following table details the United States dollar equivalent of foreign exchange contracts outstanding at December 30, 2006 and December 31, 2005, along with maturity dates and any unrealized gain. The net unrealized gain is recorded in SG&A in the consolidated statements of operations, since the Company did not apply hedge accounting to these contracts.

(THOUSANDS OF DOLLARS)	CONTRACT AMOUNT U.S.$ EQUIVALENT	MATURITY DATE	UNREALIZED GROSS GAIN (LOSS)
December 30, 2006			
Euro	**$ 7,504**	**2007**	**$ (4)**
Sterling	**2,178**	**2007**	**(12)**
Japanese Yen	**3,583**	**2007**	**12**
Hong Kong Dollar	**3,864**	**2007**	**7**
Taiwan Dollar	**1,379**	**2007**	**(2)**
Total	**$18,508**		**$ 1**

(THOUSANDS OF DOLLARS)		CONTRACT AMOUNT U.S.$ EQUIVALENT	MATURITY DATE	UNREALIZED GROSS GAIN (LOSS)
December 31, 2005				
Euro		$ 8,118	2006	$ 3
Sterling		4,873	2006	20
Hong Kong Dollar		3,225	2006	-
Taiwan Dollar		1,523	2006	-
	Total	$17,739		$23

Foreign currency exchange gains (losses) that are included in SG&A expenses approximated $190,000, $(420,000) and $29,000 in fiscal 2006, 2005 and 2004, respectively.

In 2003, the Company entered into an interest rate swap agreement with an initial notional amount of $9 million and a term of five years. This swap fixes the interest rate on a portion of the Company's line of credit at 4.15%. Amounts paid or received under this swap agreement are recorded as adjustments to interest expense. The net unrealized gain (loss) is recorded in interest and other (expense) income in the consolidated statements of operations. At December 30, 2006, the notional value of the interest rate swap was $4.2 million.

The fair value of forward foreign exchange contracts, based on quoted spot exchange rates, are reported in other current assets or accrued expenses and other liabilities. The fair value of cash and cash equivalents approximates the recorded amounts, due to the short period of time to maturity. The carrying amount of long-term debt approximates fair value as a result of the variable interest rate. The fair value of the swap agreement, based upon quoted market prices, was $78,000 and $122,000 at December 30, 2006 and December 31, 2005, respectively, and was reported in other current assets.

NOTE H - EMPLOYEE BENEFIT PLANS

The Company has a non-contributory defined benefit pension plan and a defined contribution retirement plan (consisting of a savings plan and a non-contributory profit sharing plan), which cover substantially all domestic employees.

On March 30, 2006, the Company's Board of Directors voted to freeze the Company's non-contributory defined benefit pension plan effective May 20, 2006. The Board also approved enhancements to the Company's existing defined contribution retirement plan retroactive to January 1, 2006. Additionally, the Company will provide enhanced transitional benefits for a period of three years to employees close to normal retirement age.

The Company's matching contributions to the savings plan are made all in cash. In fiscal 2006, 2005 and 2004 expenses related to this plan were approximately $1,254,000, $541,000 and $395,000, respectively. There were no profit sharing plan contributions during this three-year period. The Company also maintains a deferred compensation plan that is offered to certain key executives and non-employee directors. Employees of foreign subsidiaries generally receive retirement benefits from Company sponsored defined benefit or defined contribution plans or from statutory plans administered by governmental agencies in their countries. The Company does not provide its employees with any postretirement benefits other than those described above.

Benefits under the defined benefit plans are based on the employee's years of service and compensation, as defined. While there is no requirement under any of these plans to invest in the Company's stock, the defined contribution retirement plan offers the Company's stock as an investment option. The Company's funding policy is consistent with applicable local laws and regulations.

The following chart sets forth the defined benefit plans' combined funded status and amounts recognized in the Company's consolidated balance sheet at the end of each fiscal year:

(THOUSANDS OF DOLLARS)	**2006**	2005	2004
Change in Projected Benefit Obligation			
Benefit obligation at end of prior year	**$ 55,526**	$ 51,195	$ 45,074
Service cost	**497**	1,515	1,489
Interest cost	**2,791**	2,815	2,845
Plan changes	**137**	-	-
Curtailment gain	**(6,412)**	-	-
Actuarial (gain) loss	**(2,189)**	1,908	3,420
Benefits paid	**(2,092)**	(1,805)	(1,565)
Other	**(154)**	(102)	(68)
Benefit Obligation at End of Year	**$ 48,104**	$ 55,526	$ 51,195

(THOUSANDS OF DOLLARS)	2006	2005	2004
Change in Plan Assets			
Fair value of plan assets at end of prior year	$ 36,595	$ 34,353	$ 32,252
Actual return on plan assets	3,101	1,720	2,509
Employer contributions	1,043	2,429	1,225
Benefits paid	(2,092)	(1,805)	(1,565)
Administrative expenses paid	(154)	(102)	(68)
Fair Value of Plan Assets at End of Year	$ 38,493	$ 36,595	$ 34,353
Funded Status			
Deficiency of plan assets over projected benefit obligation	$(9,611)	$(18,931)	$(16,842)
Unrecognized net transition obligation	55	56	71
Unrecognized prior service cost	91	58	147
Unrecognized net actuarial loss	3,931	12,507	9,722
Accrued Pension Cost (Included in Retirement Plan Obligations)	$ (5,534)	$ (6,310)	$ (6,902)
Amounts Recognized in the Statement of Position Consist of			
Prepaid benefit cost	$ -	$ 760	$ 755
Accrued benefit cost	(9,611)	(13,062)	(10,834)
Intangible assets	-	56	85
Accumulated other comprehensive loss	4,077	5,936	3,092
Net Recognized Amount	$ (5,534)	$ (6,310)	$ (6,902)
Accumulated Benefit Obligation	$ 48,020	$ 49,513	$ 46,472

Amounts Recognized in the Statement of Position Consist of			
Prepaid benefit cost	$ -	$ 760	$ 755
Accrued benefit cost	(9,611)	(13,062)	(10,834)
Intangible assets	-	56	85
Accumulated other comprehensive loss	4,077	5,936	3,092
Net Recognized Amount	$ (5,534)	$ (6,310)	$ (6,902)
Accumulated Benefit Obligation	$ 48,020	$ 49,513	$ 46,472

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets			
Projected Benefit Obligation	$ 48,104	$ 55,526	$ 51,195
Accumulated Benefit Obligation	$ 48,020	$ 49,513	$ 46,472
Fair Value of Plan Assets	$ 38,493	$ 36,595	$ 34,353
Components of Net Periodic Benefit Cost			
Service cost	$ 497	$ 1,515	$ 1,489
Interest cost	2,791	2,815	2,845
Expected return on plan assets	(2,792)	(2,793)	(3,065)
Amortization of transition asset	7	6	4
Amortization of prior service cost	75	63	61
Recognized net actuarial gain	108	77	6
Net Periodic Benefit Cost	$ 686	$ 1,683	$ 1,340
Assumptions:			
Weighted Average Assumptions Used to Determine Benefit Obligation			
Discount rate	5.90%	5.60%	5.85%
Rate of compensation increase	N/A	3.50%	3.50%
Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost			
Discount rate	5.60%	5.85%	6.25%
Expected return on plan assets	8.25%	8.25%	8.25%
Rate of compensation increase	3.50%	3.50%	3.50%

In establishing the long-term rate of return on assets assumption of 8.25%, the Company indexed its targeted allocation percentage by asset category against the long-term expected returns for those asset categories. That weighted-average return approximates 8.25%. The Company monitors investment results of its pension plan managers against benchmarks such as the Standard & Poor's 500 Index and the Russell 2000 Growth Index for the equity portion of the portfolio and the Lehman Brothers Aggregate Bond Index for fixed income investments. Meeting or exceeding those benchmarks over time would provide a reasonable expectation of achieving the 8.25% assumption.

Plan Asset Information: Asset Category	TARGET ALLOCATION FYE 2007	ALLOCATION PERCENTAGE FYE 2006	ALLOCATION PERCENTAGE FYE 2005
Equity securities	60%-70%	67.42%	65.71%
Debt securities	30%-40%	32.32%	33.85%
Real estate	0%	0.00%	0.00%
Other	0%	0.26%	0.44%
	100%	100%	100%

The investment objective of the Plan is to exceed the actuarial long-term rate of return on assets assumption of 8.25%. To that end, it is the Plan's practice to invest the assets in accordance with the minimum and maximum ranges established for each asset category. These targeted asset allocation ranges have been established in accordance with the overall risk and return objectives of the portfolio. The Plan employs other risk management practices that stress diversification and liquidity. For equity investments, no more than 10% of the equity portfolio can be invested in one issuer and typically no more than 20% of equity assets can be invested in one industry. Shares must be listed on major stock exchanges to assure liquidity. Debt securities are similarly governed by risk management rules. No more than 5% of the total portfolio may be invested in one issuer (except the United States government), and no one issuer can exceed 5% of the outstanding shares of that issuer. There are also quality ratings associated with debt securities that the Plan managers must adhere to. Certain assets or transactions are prohibited in the management of Plan assets, such as commodities, real estate (except mutual funds or REITS), venture capital, private placements, purchasing securities on margin and short selling.

The Company expects to contribute $1.3 million to its defined benefit pension plan, $1.2 million to its defined contribution retirement plan and $0.1 million to its excess benefit plan in 2007.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(THOUSANDS OF DOLLARS)	2007	2008	2009	2010	2011	2012 - 2016
	$1,653	$1,702	$1,793	$1,896	$2,027	$12,143

NOTE I - OMNIBUS INCENTIVE PLAN (THE "OI PLAN")

The Company's OI Plan permits the Compensation Committee of the Board of Directors of the Company to grant various long-term incentive awards, generally equity based, to officers and key employees from one pool of reserved shares. The OI Plan provides for grants of awards, including but not limited to, Incentive Stock Options, at not less than the full market value on the date of grant (except in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock, in which case the exercise price shall not be less than 110% of the fair market value on the date of grant) and Non-Qualified Stock Options, at an exercise price determined by the Compensation Committee; Stock Appreciation Rights, which are rights to receive an amount equal to the increase, between the date of grant and the date of exercise, in the fair market value of the number of shares of common stock subject to the Stock Appreciation Right; shares of Restricted Stock, which are common shares that have certain conditions attached to them that must be satisfied in order to have unencumbered rights to the Restricted Stock; and Performance Awards, which are awards in common shares or cash. The OI Plan has no definite expiration date but may be terminated by the Board of Directors at any time. Incentive Stock Options may not be granted for a term longer than ten years from the date of grant (five years in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock). At December 30, 2006, there were 460,000 shares of Restricted Stock outstanding under the OI Plan. Compensation expense recognized for Restricted Stock under the OI Plan amounted to $346,788, $283,980 and $185,185 for fiscal 2006, 2005 and 2004, respectively. At December 30, 2006, there were 2,055,347 shares reserved and 395,623 shares available to be issued under the OI Plan. At December 30, 2006 the intrinsic value of the Stock Options outstanding and exercisable was approximately $2.6 million and $2.5 million, respectively, based upon a stock price of $7.51.

Stock option activity during the three years ended December 30, 2006 was as follows:

Stock Option Plan:	OPTIONS	WEIGHTED AVERAGE PRICE PER SHARE	SHARES RESERVED
Outstanding at January 3, 2004	2,246,364	$ 6.48	2,787,951
Restricted Stock Grants	-	-	(152,900)
Director Retainers	-	-	(14,957)
Exercised	(99,810)	$ 4.86	(99,810)
Canceled	(213,408)	$ 7.76	(19,500)
Outstanding at January 1, 2005	1,933,146	$ 6.43	2,500,784
Restricted Stock Grants	-	-	(50,000)
Director Retainers	-	-	(14,354)
Exercised	(40,000)	$ 5.09	(40,000)
Granted	70,000	$ 5.12	-
Canceled	(144,803)	$ 8.20	-
Outstanding at December 31, 2005	1,818,343	$ 6.27	2,396,430
Restricted Stock Grants	-	-	(290,000)
Director Retainers	-	-	(12,783)
Exercised	(37,300)	$ 5.64	(37,300)
Canceled	(121,319)	$ 7.81	(1,000)
Outstanding at December 30, 2006	**1,659,724**	**$ 6.17**	**2,055,347**

The following chart contains summary information about the stock options outstanding at December 30, 2006:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING YEARS OF CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 4.34 - $ 4.50	29,275	4.79	$ 4.40	22,608	$ 4.37
$ 4.56 - $ 4.56	500,000	2.88	$ 4.56	500,000	$ 4.56
$ 4.69 - $ 5.09	181,150	3.52	$ 5.07	181,150	$ 5.07
$ 5.23 - $ 6.06	246,296	4.58	$ 5.67	206,296	$ 5.76
$ 6.16 - $ 6.94	71,772	5.26	$ 6.28	71,772	$ 6.28
$ 7.11 - $ 7.11	254,900	5.57	$ 7.11	254,900	$ 7.11
$ 7.63 - $ 7.63	209,800	4.57	$ 7.63	209,800	$ 7.63
$ 9.69 - $ 9.69	52,200	0.72	$ 9.69	52,200	$ 9.69
$ 9.97 - $ 9.97	109,581	0.95	$ 9.97	109,581	$ 9.97
$ 10.00 - $ 10.00	4,750	0.32	$10.00	4,750	$ 10.00
$ 4.34 - $ 10.00	**1,659,724**	**3.76**	**$ 6.17**	**1,613,057**	**$ 6.20**

The Company also has an Employee Stock Purchase Plan (the "ESP Plan"), allowing eligible employees, other than officers and directors, to purchase shares of the Company's Class A common stock at 10% less than the mean between the high and low prices of the stock on the date of purchase. A maximum of 320,000 shares is available under the ESP Plan, and the aggregate numbers of shares reserved and available for purchase under the ESP Plan were 91,144, 95,045 and 98,708 at December 30, 2006, December 31, 2005 and January 1, 2005, respectively.

The fair value of each stock option granted under the Company's OI Plan was estimated on the date of grant using the Black-Scholes option-pricing model. No stock options were granted in fiscal years 2006 and 2004. The weighted average fair value per share of stock options granted during fiscal 2005 was $1.74. The key assumptions used to value the options granted in 2005 were a 4.34% weighted-average risk-free rate, an average expected life of 5 years, 29.44% volatility and a 0% dividend yield. It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years unless employment is terminated. However, management believes that the assumptions used and the model applied to value the awards yield a reasonable estimate of the fair value of the grants made under the circumstances.

NOTE J - INCOME TAXES

The provision for income taxes consists of the following:

(THOUSANDS OF DOLLARS)	**2006**	2005	2004
Currently Payable (Receivable):			
Federal	**$ (103)**	$ 68	$ (900)
State	**280**	141	21
Foreign	**1,302**	83	741
	1,479	292	(138)
Deferred:			
Federal	**(408)**	(160)	(368)
State	**6**	-	-
Foreign	**110**	57	(192)
	(292)	(103)	(560)
Total	**$1,187**	$ 189	$ (698)

The reconciliation of income taxes computed at the statutory Federal income tax rate to the provision (benefit) for income taxes from operations is as follows:

(THOUSANDS OF DOLLARS)	**2006**	2005	2004
Statutory Federal income tax provision (benefit)	**$ 1,521**	$ 195	$ (528)
State income tax expense, less Federal tax benefit	**139**	84	14
Foreign operations	**(85)**	(223)	576
Net tax on Section 965 dividend	**-**	861	-
Revisions to estimates	**(293)**	(370)	(586)
Benefit of export sales	**(76)**	(229)	(200)
Miscellaneous	**(19)**	(129)	26
Income Tax Provision (Benefit)	**$ 1,187**	$ 189	$ (698)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 30, 2006 and December 31, 2005 are as follows:

(THOUSANDS OF DOLLARS)	**2006**	2005
Current Deferred Tax Assets and Liabilities:		
Assets:		
Additional costs inventoried for tax purposes and inventory reserves not deductible for tax purposes	**$ 1,556**	$ 3,224
Excess benefit plan	**826**	986
Accrued pension costs	**1,701**	1,915
Other	**1,724**	1,876
	5,807	8,001
Less valuation allowance	**(569)**	(1,225)
Current Deferred Tax Assets	**5,238**	6,776
Liabilities:		
Current Deferred Tax Liabilities	**135**	436
Net Current Deferred Tax Asset	**$ 5,103**	$ 6,340
Long-Term Deferred Tax Assets:		
Intangible assets	**$ 2,172**	$ 1,940
Accrued warranty costs	**677**	801
Foreign tax credit carryforward	**922**	-
Net operating loss carryforward	**2,355**	2,487
Accrued pension costs	**1,540**	2,018
Property, plant and equipment, principally due to differences in depreciation	**608**	-
Other	**241**	213
	8,515	7,459
Less valuation allowance	**(2,432)**	(2,468)
Net Long-Term Deferred Tax Asset	**$ 6,083**	$ 4,991
Net Deferred Tax Asset	**$11,186**	$11,331

At December 30, 2006 and December 31, 2005, undistributed earnings of foreign subsidiaries amounted to approximately $22.0 million and $17.6 million, respectively. These earnings could become subject to additional tax if they are remitted as dividends, if foreign earnings are lent to the Company or a United States affiliate or if the Company should sell its stock in the subsidiaries. The amount of additional taxes that might be payable on the undistributed foreign earnings of $22.0 million approximates $7.0 million. This amount has not been recorded because it is the Company's intention to permanently invest the remainder of the undistributed earnings of its foreign subsidiaries in the growth of business outside the United States.

The American Jobs Creation Act of 2004 created Internal Revenue Code Section 965(a), which permitted a temporary dividends-received deduction of 85% of the cash dividends received by a United States shareholder from controlled foreign corporations and invested in the United States. Taxpayers could elect to apply the deduction to either the last tax year that begins before October 22, 2004 or the taxpayer's first tax year that begins during the one-year period beginning on October 22, 2004. During 2005, the Company repatriated $20.7 million subject to the 85% dividends-received deduction. The tax effect of this repatriation was a charge to 2005 tax expense of approximately $0.9 million.

At December 30, 2006, the Company had state net operating loss carryforwards of approximately $16.1 million, which begin to expire in 2007. Net operating loss carryforwards for certain foreign subsidiaries were approximately $5.6 million for tax purposes. A portion of these losses will expire in 2007. A valuation allowance has been provided for the foreign and state net operating losses and temporary differences that are estimated to expire before they are utilized. The decrease of $0.7 million in the valuation allowance in fiscal 2006 primarily related to changes in the state deferred tax assets.

We are subject to income taxes in many jurisdictions around the world. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates for certain tax loss contingencies are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Additional taxes assessed as a result of an audit or litigation could have a material effect on our income tax provision and net income in the period or periods in which the determination is made. We revise our estimates of such tax loss contingencies if and when appropriate. Changes made in fiscal 2006 and 2005 reflect changes in estimates due to better information, current actions by taxing authorities and the passing of statutes of limitation in certain jurisdictions.

NOTE K - SEGMENT INFORMATION

The following chart sets forth segment information for the Company for the three fiscal years ended December 30, 2006:

(THOUSANDS OF DOLLARS)	WRITING INSTRUMENTS & ACCESSORIES	OPTICAL	TOTAL
2006:			
Revenues from external customers	**$111,942**	**$27,394**	**$139,336**
Depreciation and amortization	**5,982**	**322**	**6,304**
Segment (loss) profit	**301**	**4,173**	**4,474**
Restructuring charges	**1,695**	**-**	**1,695**
Segment assets	**99,967**	**19,479**	**119,446**
Goodwill	**3,944**	**3,344**	**7,288**
Expenditures for long-lived assets	**5,573**	**1,101**	**6,674**
2005:			
Revenues from external customers	$109,554	$19,561	$129,115
Depreciation and amortization	6,763	214	6,977
Segment (loss) profit	(1,991)	2,564	573
Restructuring charges	1,151	-	1,151
Segment assets	96,556	16,337	112,893
Goodwill	3,944	3,344	7,288
Expenditures for long-lived assets	4,492	403	4,895

(THOUSANDS OF DOLLARS)	WRITING INSTRUMENTS & ACCESSORIES	OPTICAL	TOTAL
2004:			
Revenues from external customers	$114,385	$15,095	$129,480
Depreciation and amortization	7,291	181	7,472
Segment (loss) profit	(2,377)	823	(1,554)
Restructuring charges	2,324	-	2,324
Segment assets	99,222	14,129	113,351
Goodwill	3,944	3,344	7,288
Expenditures for long-lived assets	4,872	295	5,167

Geographic Information

(THOUSANDS OF DOLLARS)	**2006**	2005	2004
NET SALES:			
United States	**$ 73,857**	$ 67,554	$ 63,891
Europe, Middle East and Africa	**38,850**	36,440	38,439
Asia Pacific	**18,489**	18,274	18,496
International Americas	**8,140**	6,847	8,654
Total Consolidated Net Sales	**$139,336**	$129,115	$129,480

Revenues are attributed to countries based on the location of customers.

LONG-LIVED ASSETS:			
United States	**$ 28,648**	$ 32,854	$ 34,564
Foreign countries	**5,677**	936	1,399
Total Consolidated Long-Lived Assets	**$ 34,325**	$ 33,790	$ 35,963

NOTE L - CONTINGENCIES

The Company is named as one of approximately sixty defendants in a contribution suit brought by CCL/Unilever relating to the J.M. Mills Landfill Site, which is part of the Peterson/Puritan Superfund Site in Cumberland, Rhode Island. These complaints allege that the Company is liable under CERCLA for contribution for past and future site investigation costs incurred at the Site. Past and future site investigation costs (excluding the required remedy) are currently estimated at $7 million. Based upon our investigation to date, there does not appear to be evidence to support a finding that the Company arranged for the disposal of hazardous substances at this Site. No formal discovery has been taken to date. At December 30, 2006, the Company had not established a liability for any environmental remediation relating to the J.M. Mills Landfill Site, as its potential liability, if any, is currently not estimable.

The Company is involved in various other litigation and legal matters that have arisen in the ordinary course of business. To its knowledge, management believes that the ultimate resolution of any of those existing matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE M - COMMON STOCK

Holders of Class A common stock have the right to elect one-third of the number of directors from time to time fixed by the holders of Class A and Class B common stock voting together as a single class. Holders of Class B common stock have the right to elect the remaining directors. Class A and Class B common stock vote together as a single class to reserve shares to be issued pursuant to options granted with respect to the acquisition of assets or shares of another company under certain circumstances. Except as described above or as otherwise required by law, all voting power is vested in the holders of Class B common stock.

NOTE N - RECEIVABLE FROM CHINESE CONTRACT MANUFACTURER

In 2005, the Company transferred ownership of certain raw material and work-in-process inventory to its Chinese contract manufacturer as part of the restructuring program. During the second quarter 2006, the Company amended its arrangement with its Chinese contract manufacturer from a supplier type arrangement to a management agreement, whereby our Chinese partner will continue to provide their expertise on manufacturing in China and Cross will manufacture and own the product. As a result, the receivable from Chinese contract manufacturer was zero and approximately $4.6 million at December 30, 2006 and December 31, 2005, respectively.

NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the years ended December 30, 2006 and December 31, 2005:

(THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

2006:	APRIL 1	JULY 1	SEPTEMBER 30	DECEMBER 30
Net sales	$29,562	$32,509	$31,919	$45,346
Gross profit	15,681	17,732	17,053	22,997
Net (Loss) Income	$ (129)	$ 409	$ 320	$ 2,687
Basic and Diluted Net (Loss) Income Per Share	$(0.01)	$0.03	$0.02	$0.18
Weighted Average Shares Outstanding:				
Denominator for Basic Net (Loss) Income Per Share	14,684	14,699	14,707	14,712
Effect of Dilutive Securities:				
Common stock equivalents	- (A)	84	164	357
Denominator for Diluted Net (Loss) Income Per Share	14,684	14,783	14,871	15,069

2005:	APRIL 2	JULY 2	OCTOBER 1	DECEMBER 31
Net sales	$29,559	$29,041	$29,068	$41,447
Gross profit	14,928	14,400	13,295	20,286
Net (Loss) Income	$ (508)	$ (463)	$ (1,003)	$ 2,358 (B)
Basic and Diluted Net (Loss) Income Per Share	$(0.03)	$(0.03)	$(0.07)	$0.16
Weighted Average Shares Outstanding:				
Denominator for Basic Net (Loss) Income Per Share	14,768	14,705	14,729	14,737
Effect of Dilutive Securities:				
Common stock equivalents	- (A)	- (A)	- (A)	26
Denominator for Diluted Net (Loss) Income Per Share	14,768	14,705	14,729	14,763

(A) No incremental shares related to options or restricted stocks granted are included due to the net loss in the quarter since the effect of such shares would be anti-dilutive.

(B) During the quarter ended December 31, 2005, net income was increased by approximately $0.6 million due to the reversal of certain payroll tax and other non-income based tax reserves no longer deemed necessary.

NOTE P - SUBSEQUENT EVENT

On March 2, 2007, the Company sold its manufacturing, warehouse and office facility at One Albion Road, Lincoln, Rhode Island to Albion Crossing, LLC for a gross sales price of $15.75 million. At the same time, the Company entered into a lease with Albion Crossing, LLC to lease back a portion of its former facility at One Albion Road, Lincoln, Rhode Island for manufacturing, warehousing and office space. The initial term of this lease is ten years with two extension options for five years each.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A. CONTROLS AND PROCEDURES

A Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act) as of the end of the period covered by this Annual Report.

In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, we have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report for the information required to be disclosed in the reports we file or submit under the Exchange Act to be recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Remediation of prior year material weakness:

As of December 31, 2005, the Company did not maintain effective controls over accounting for taxes. With respect to this control deficiency, the following steps have been taken:

1. Development of definitive procedures for the detailed documentation and reconciliations supporting taxes payable, deferred income tax and tax provision balances and amounts.
2. The engagement of an outside consultant specializing in the accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes."

With the implementation of the above measures and other events occurring prior to the preparation of the December 30, 2006 Consolidated Financial Statements, we have significantly improved our internal control over financial reporting and reduced to a remote likelihood the possibility of a material misstatement that would not be prevented or detected. We have therefore concluded that the above referenced material weakness in internal control over financial reporting has been fully corrected as of December 30, 2006.

B Changes in Internal Control over Financial Reporting

Other than final changes in the remediation of the material weakness discussed above, no change in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) occurred during the fourth quarter of 2006, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

See "Election of Directors," "Corporate Governance," "Committees of the Board of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the registrant's definitive proxy statement for the 2007 annual meeting of shareholders, which sections are incorporated by reference herein. See also the "Executive Officers of the Company" section of "Business" in Item 1 of this Annual Report on Form 10-K.

We have a Code of Ethics and Business Conduct that applies to all of our employees, including our chief executive officer and senior financial and accounting officers. The text of our Code of Ethics and Business Conduct is posted in the Investor Relations section of our website, www.cross.com. Disclosure regarding any amendments to, or waivers from, provisions of our code of ethics and business conduct that apply to our chief executive officer and senior financial and accounting officers will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver, unless website posting of such amendments or waivers is permitted by the rules of the American Stock Exchange, Inc.

Item 11. EXECUTIVE COMPENSATION

See "Executive Compensation" in the registrant's definitive proxy statement for its 2007 annual meeting of shareholders, which section is incorporated by reference herein. Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

See "Security Ownership of Certain Beneficial Owners and Management" in the registrant's definitive proxy statement for the 2007 annual meeting of shareholders, which section is incorporated by reference herein.

Equity Compensation Plan Information

The following table details the Company's equity compensation plans as of December 30, 2006:

	(A)	(B)	(C)
PLAN CATEGORY:	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
Equity compensation plans approved by security holders	1,659,724	$ 6.17	395,623
Equity compensation plans not approved by security holders	-	-	-
Total	**1,659,724**	**$6.17**	**395,623**

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See "Election of Directors" in the registrant's definitive proxy statement for the 2007 annual meeting of shareholders, which sections are incorporated by reference herein.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

See "Appointment of Independent Public Accountants" and "Principal Accounting Firm Fees" in the registrant's definitive proxy statement for the 2007 annual meeting of shareholders, which sections are incorporated by reference herein.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

A (1) and (2) The following consolidated financial statements of A.T. Cross Company and subsidiaries are incorporated by reference to Item 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 30, 2006 and December 31, 2005

Consolidated Statements of Operations for the Years Ended December 30, 2006, December 31, 2005 and January 1, 2005

Consolidated Statements of Comprehensive (Loss) Income for the Years Ended December 30, 2006, December 31, 2005 and January 1, 2005

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 30, 2006, December 31, 2005 and January 1, 2005

Consolidated Statements of Cash Flows for the Years Ended December 30, 2006, December 31, 2005 and January 1, 2005

Notes to Consolidated Financial Statements

(3) Listing of Exhibits

EXHIBIT NUMBER	DESCRIPTION
(3.1)	Restated Articles of Incorporation and By-laws (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1980)
(3.2)	Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1994)
(3.3)	Amendment to By-laws adopted December 2, 1988 (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1989)
(3.4)	Amendment to By-laws adopted February 6, 1992 (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1991)
(10.1)	A.T. Cross Company Unfunded Excess Benefit Plan (as amended) (incorporated by reference to Exhibit (10.6) to the registrant's report on Form 10-K for the year ended December 31, 1994) *
(10.2)	A.T. Cross Company Executive Life Insurance Program (incorporated by reference to Exhibit (10.8) to the Registrant's report on Form 10-K for the year ended December 31, 1997) *
(10.3)	A.T. Cross Company Deferred Compensation Plan for Employee Officers and Directors (incorporated by Reference to Exhibit (10.4) to the registrant's report on Form 10-K for the year ended December 28, 2002) *
(10.4)	A.T. Cross Company Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit (10.5) to the registrant's report on Form 10-K for the year ended December 28, 2002) *
(10.5)	A.T. Cross Company Omnibus Incentive Plan (incorporated by reference to Exhibit (10) to the registrant's report on Form 10-Q for the quarterly period ended July 3, 2004) *

(10.6) Executive Employment Contract - Peter J. Canole dated November 18, 2004 (incorporated by reference to Exhibit (10.8) to the registrant's report on Form 10-K for the year ended January 1, 2005) *

(10.7) Executive Employment Contract - Charles S. Mellen dated November 21, 2004 (incorporated by reference to Exhibit (10.9) to the registrant's report on Form 10-K for the year ended January 1, 2005) *

(10.8) Executive Employment Contract - Kevin F. Mahoney dated January 11, 2005 (incorporated by reference to Exhibit (10.10) to the registrant's report on Form 10-K for the year ended January 1, 2005) *

(10.9) A.T. Cross Company Long Term Incentive Plan and Severance Program for senior management (incorporated by reference to the registrant's report on Form 8-K filed October 25, 2005) *

(10.10) A.T. Cross Company Incentive Compensation Plan - 2007 *

(10.11) Credit Agreement with Bank of America, N.A., (incorporated by reference to Exhibit (10) to the registrant's report on Form 10-Q for the quarterly period ended April 1, 2006)

(10.12) First Amendment to Credit Agreement with Bank of America, N.A., (incorporated by reference to Exhibit (10) to the registrant's report on Form 8-K filed October 26, 2006)

(11) Statement Re: Computation of Net (Loss) Income per Share - (incorporated by reference to the "Consolidated Statements of Operations" financial statement in Item 8 of this Annual Report on Form 10-K)

(21) A.T. Cross Company Subsidiaries, Branches and Divisions

(31.1) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(31.2) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(32) Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract, compensatory plan or arrangement

B Exhibits - See Item A (3) above

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A.T. CROSS COMPANY
(registrant)
By /s/ RUSSELL A. BOSS
(Russell A. Boss)
Chairman

Date: March 15, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/RUSSELL A. BOSS (Russell A. Boss)	Chairman & Director	March 15, 2007
/s/BRADFORD R. BOSS (Bradford R. Boss)	Chairman Emeritus & Director	March 15, 2007
/s/DAVID G. WHALEN (David G. Whalen)	President & Director (Chief Executive Officer)	March 15, 2007
/s/KEVIN F. MAHONEY (Kevin F. Mahoney)	Vice President (Chief Financial Officer)	March 15, 2007
/s/GARY S. SIMPSON (Gary S. Simpson)	Corporate Controller (Chief Accounting Officer)	March 15, 2007
/s/BERNARD V. BUONANNO, JR. (Bernard V. Buonanno, Jr.)	Director	March 15, 2007
/s/EDWARD J. COONEY (Edward J. Cooney)	Director	March 15, 2007
/s/GALAL P. DOSS (Galal P. Doss)	Director	March 15, 2007
/s/TERRENCE MURRAY (Terrence Murray)	Director	March 15, 2007
/s/ANDREW J. PARSONS (Andrew J. Parsons)	Director	March 15, 2007
/s/JAMES C. TAPPAN (James C. Tappan)	Director	March 15, 2007

Form 10-K Item 15A (3) Exhibit 21

A. T. Cross Company
Subsidiaries, Branches and Divisions

A.T. Cross (Asia Pacific) Limited
Hong Kong Branch
Hong Kong Special Administrative Region
of the People's Republic of China

A.T. Cross (Asia Pacific) Limited
Singapore Branch
Singapore

A.T. Cross (Asia Pacific) Limited
Taiwan Branch
Taipei, Taiwan, The Republic of China

A.T. Cross Benelux B.V.
Woerden, The Netherlands

A.T. Cross Company
French Branch
Paris, France

A.T. Cross Deutschland GmbH
Mainz, Federal Republic of Germany

A.T. Cross Limited
Ballinasloe, Republic of Ireland

A.T. Cross Limited
Luton, Bedfordshire, England

A.T. Cross Stationery (Dongguan) Company Limited
Dong Guan City, The People's Republic of China

A.T.X. International, Inc.
Lincoln, Rhode Island

Costa Del Mar Sunglasses, Inc.
Ormond Beach, Florida

Cross Company of Japan, Ltd.
Tokyo, Japan

Cross Retail Ventures, Inc.
Lincoln, Rhode Island

Exhibit 31.1

FORM OF 302 CERTIFICATION

I, David G. Whalen, certify that:

1. I have reviewed this annual report on Form 10-K of A.T. Cross Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 15, 2007

DAVID G. WHALEN
David G. Whalen
President and Chief Executive Officer

Exhibit 31.2

FORM OF 302 CERTIFICATION

I, Kevin F. Mahoney, certify that:

1. I have reviewed this annual report on Form 10-K of A.T. Cross Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 15, 2007

KEVIN F. MAHONEY
Kevin F. Mahoney
Chief Financial Officer

Exhibit 32

FORM OF 906 CERTIFICATION

The certification set forth below is being submitted in connection with the Annual Report on Form 10-K for the year ended December 30, 2006 (the "Report") for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code.

David G. Whalen, the Chief Executive Officer and Kevin F. Mahoney, the Chief Financial Officer of A.T. Cross Company, each certifies that, to the best of his knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of A.T. Cross Company.

Date: March 15, 2007

DAVID G. WHALEN
David G. Whalen
Chief Executive Officer

KEVIN F. MAHONEY
Kevin F. Mahoney
Chief Financial Officer

BOARD OF DIRECTORS

RUSSELL A. BOSS
Chairman of the Board
A.T. Cross Company
Class B Director [1]

BRADFORD R. BOSS
Chairman Emeritus
A.T. Cross Company
Class B Director [1]

BERNARD V. BUONANNO, JR.
Senior Partner
Edwards, Angell, Palmer & Dodge, LLP
Providence, Rhode Island
Partner, Riparian Partners, Ltd.
Providence, Rhode Island
Class B Director [3]

EDWARD J. COONEY
Vice President and Treasurer
Nortek, Inc.
Providence, Rhode Island
Class B Director [2, 4]

GALAL P. DOSS
Chairman and Chief Executive Officer
Family Cosmetics, S.A.E.
Egypt
Class A Director

TERRENCE MURRAY
Retired
Class B Director [3]

ANDREW J. PARSONS
Director Emeritus
McKinsey & Company
New York, New York
Class A Director [2, 4]

JAMES C. TAPPAN
President
Tappan Capital Partners
Hobe Sound, Florida
Class A Director [2, 4]

DAVID G. WHALEN
President and Chief Executive Officer
A.T. Cross Company
Class B Director [1]

Board Committees:
1. Executive
2. Audit
3. Compensation
4. Nominating and Corporate Governance

CORPORATE OFFICERS

RUSSELL A. BOSS
Chairman of the Board

BRADFORD R. BOSS
Chairman Emeritus

DAVID G. WHALEN
President and Chief Executive Officer

JOSEPH V. BASSI
Finance Director

TINA C. BENIK
Vice President, Legal and Human Resources
Corporate Secretary

ROBIN BOSS DORMAN
Vice President, Strategic Development

CHARLES R. MACDONALD
Vice President, A.T. Cross Optical Division
President, Costa Del Mar Sunglasses, Inc.

KEVIN F. MAHONEY
Vice President, Finance and
Chief Financial Officer

CHARLES S. MELLEN
Senior Vice President, Global Marketing and Sales

STEPHEN A. PERREAULT
Vice President, Operations

GARY S. SIMPSON
Corporate Controller

ANNUAL MEETING

The Annual Meeting of Shareholders of A.T. Cross Company will be held on Thursday, April 26, 2007 at 10:00 a.m. at the offices of the Company, One Albion Road, Lincoln, Rhode Island 02865.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
A.T. Cross Company
One Albion Road
Lincoln, Rhode Island 02865 U.S.A.
Tel. (401) 333-1200
Fax (401) 334-2861
www.cross.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Boston, Massachusetts

STOCK SYMBOL
American Stock Exchange Symbol: ATX

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N. A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
Shareholder Inquiries: (781) 575-2879
www.computershare.com

10-K REPORT
A copy of the Company's report to the Securities and Exchange Commission on Form 10-K will be furnished free of charge to any security holder upon written request to the Vice President, Finance and Chief Financial Officer at One Albion Road, Lincoln, Rhode Island 02865.

Alternatively, the Company's SEC filings are made available free of charge through the Investor Relations section of the Company's website: www.cross.com.

Printed in the U. S. A.

Company Profile

Since 1846, the Cross name has been synonymous with a devotion to craftsmanship and quality, lifetime guarantees and genuine beauty. Today, A.T. Cross complements its writing instrument heritage with a broad range of premium personal accessories including timepieces, leather goods, reading glasses and Costa Del Mar sunglasses. These products are sold worldwide, in upscale department and specialty stores, as well as in shop-in-shops in many major international cities.



END

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